SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2006

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                                                                       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                                                                                          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The Current Report on form 6-K/A amends the Current Report on Form 6-K filed on Monday, August 7, 2006, to reflect corrections of errors in the Management Discussion and Analysis section of the document as follows:

Analysis of Cash Flows -  Operations  - the cash generated from operations represents an increase of 22% not 26% as originally reported.

In the Outlook section, changes in the following areas have been made:

Acquisitions and Divestitures – The statement regarding the statistical indicators has been revised to reflect  that there is only one indicator and that that indicator includes the effects of the RCG Acquisition and related divestitures as if they had occurred on January 1, 2006.

Treatments – The world-wide and North American treatments and related percentages of increase over the prior years have been changed to reflect the effects of the RCG Acquisition and related divestitures as if they had occurred on January 1, 2006.

Net Income – We modified this section to explain how we determine the expected increase in net income for 2006 over 2005, as adjusted, and to reflect that this increase is expected to be at least 15%.

FRESENIUS MEDICAL CARE AG & Co. KGaA
TABLE OF CONTENTS

(i)

FRESENIUS MEDICAL CARE AG & Co. KGaA

PART I

FINANCIAL INFORMATION

ITEM 1

Financial Statements

Consolidated Statements of Income

(unaudited)

(in thousands, except per share data)

	For the Three Months		For the Six Months
	Ended June 30		Ended June 30
	2006	2005	2006	2005

Net revenue:
Dialysis Care	$1,651,665	$1,200,647	$2,924,198	$2,363,108
Dialysis Products	513,767	473,040	988,164	919,582
	2,165,432	1,673,687	3,912,362	3,282,690

Costs of revenue:
Dialysis Care	1,179,499	882,708	2,106,544	1,751,278
Dialysis Products	256,888	233,903	498,483	465,591
	1,436,387	1,116,611	2,605,027	2,216,869

Gross profit	729,045	557,076	1,307,335	1,065,821

Operating expenses:
Selling, general and administrative	383,487	305,828	705,158	581,342
Gain on sale of dialysis clinics	(38,975)	—	(38,975)	—
Research and development	12,759	13,143	25,533	26,391
Operating income	371,774	238,105	615,619	458,088

Other (income) expense:
Interest income	(9,396)	(3,709)	(14,205)	(5,954)
Interest expense	108,697	46,349	169,701	90,881

Income before income taxes and minority interest	272,473	195,465	460,123	373,161
Income tax expense	135,114	78,874	206,247	148,517
Minority interest	7,863	587	8,343	1,169
Net income	$129,496	$116,004	$245,533	$223,475

Basic income per ordinary share	$1.32	$1.20	$2.51	$2.31

Fully diluted income per ordinary share	$1.31	$1.19	$2.49	$2.29

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets

(in thousands, except share and per share data)

	June 30,	December 31,
	2006	2005
	(unaudited)	(audited)

Assets
Current assets:
Cash and cash equivalents	$101,133	$85,077
Trade accounts receivable, less allowance for doubtful accounts of $199,578 in 2006 and $176,568 in 2005	1,751,619	1,469,933
Accounts receivable from related parties	88,250	33,884
Inventories	525,863	430,893
Prepaid expenses and other current assets	377,107	261,590
Deferred taxes	235,653	179,561
Total current assets	3,079,625	2,460,938

Property, plant and equipment, net	1,579,051	1,215,758
Intangible assets	613,105	585,689
Goodwill	6,944,855	3,456,877
Deferred taxes	42,791	35,649
Other assets	382,956	228,189
Total assets	$12,642,383	$7,983,100

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$211,631	$201,317
Accounts payable to related parties	181,908	107,938
Accrued expenses and other current liabilities	1,184,283	838,768
Short-term borrowings	281,813	151,113
Short-term borrowings from related parties	1,622	18,757
Current portion of long-term debt and capital lease obligations	161,773	126,269
Income tax payable	152,779	120,138
Deferred taxes	19,161	13,940
Total current liabilities	2,194,970	1,578,240

Long-term debt and capital lease obligations, less current portion	4,027,533	707,100
Other liabilities	137,649	112,418
Pension liabilities	112,324	108,702
Deferred taxes	386,995	300,665
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely
Company-guaranteed debentures of subsidiaries	1,225,461	1,187,864
Minority interest	69,488	14,405
Total liabilities	8,154,420	4,009,394

Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 4,118,960 shares authorized, 1,199,414 issued and outstanding	3,250	74,476
Ordinary shares, no par, €2.56 nominal value, 127,916,240 shares authorized, 96,803,987 issued and outstanding	301,479	229,494
Additional paid-in capital	3,171,145	2,837,144
Retained earnings	1,067,184	975,371
Accumulated other comprehensive loss	(55,095)	(142,779)
Total shareholders’ equity	4,487,963	3,973,706
Total liabilities and shareholders’ equity	$12,642,383	$7,983,100

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	For the six months
	ended June 30,
	2006	2005
Operating Activities:
Net income	$245,533	$223,475
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Settlement of shareholder proceedings	(870)	—
Depreciation and amortization	141,819	121,328
Change in minority interest	8,343	—
Change in deferred taxes, net	(20,609)	20,546
Loss on sale of fixed assets and investments	6,123	592
Compensation expense related to stock options	7,093	832
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	42,149	(41,561)
Inventories	(54,953)	(29,743)
Prepaid expenses, other current and non-current assets	(42,787)	(26,504)
Accounts receivable from / payable to related parties	8,106	2,339
Accounts payable, accrued expenses and other current and non-current liabilities	43,083	36,659
Income tax payable	18,656	(39,843)
Tax payments related to divestitures and acquisitions	(74,607)	—
Net cash provided by operating activities	327,079	268,120

Investing Activities:
Purchases of property, plant and equipment	(173,404)	(104,577)
Proceeds from sale of property, plant and equipment	13,500	7,127
Acquisitions and investments, net of cash acquired	(4,194,553)	(51,714)
Proceeds from divestitures	505,386	—
Net cash used in investing activities	(3,849,071)	(149,164)

Financing Activities:
Proceeds from short-term borrowings	43,019	19,517
Repayments of short-term borrowings	(49,316)	(46,474)
Proceeds from short-term borrowings related parties	242,111	39,572
Repayments of short-term borrowings related parties	(259,843)	—
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $85,828 in 2006)	3,965,020	50,475
Repayments of long-term debt and capital lease obligations	(721,359)	(78,267)
Increase of accounts receivable securitization program	130,750	27,235
Proceeds from exercise of stock options	21,625	8,042
Proceeds from conversion of preference shares into ordinary shares	306,912	—
Dividends paid	(153,720)	(137,487)
Change in minority interest	(6,027)	909
Net cash provided by (used in) financing activities	3,519,172	(116,478)

Effect of exchange rate changes on cash and cash equivalents	18,876	(4,075)
Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	16,056	(1,597)
Cash and cash equivalents at beginning of period	85,077	58,966
Cash and cash equivalents at end of period	$101,133	$57,369

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity

(in thousands, except share data)

For the six months ended June 30, 2006 (unaudited) and year ended December 31, 2005

	Preference Shares		Ordinary Shares				Accumulated other comprehensive income (loss)
					Additio nal	Retained	Foreign		Minimum
	Number of	No par	Number of	No par	paid in	earnings	currency	Cash Flow	Pension
	shares	value	shares	value	capital	(deficit)	translation	Hedges	Liability	Total

Balance at December 31, 2004	26,296,086	$69,878	70,000,000	$229,494	$2,746,473	$657,906	$(1,462)	$(24,164)	$(43,309)	$3,634,816

Proceeds from exercise of options and related tax effects	1,466,093	4,598			81,973					86,571
Compensation expense related to stock options					1,363					1,363
Dividends paid						(137,487)				(137,487)
Settlement of shareholder proceedings					7,335					7,335
Comprehensive income (loss)
Net income						454,952				454,952
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								43,128		43,128
Foreign currency translation adjustment							(104,723)			(104,723)
Minimum pension liability, net of related tax effects									(12,249)	(12,249)
Comprehensive income										381,108

Balance at December 31, 2005	27,762,179	$74,476	70,000,000	$229,494	$2,837,144	$975,371	$(106,185)	$18,964	$(55,558)	$3,973,706

Proceeds from exercise of options and related tax effects	66,657	211	174,565	548	20,866					21,625
Proceeds from conversion of preference shares into ordinary shares	(26,629,422)	(71,437)	26,629,422	71,437	306,912					306,912
Compensation expense related to stock options					7,093					7,093
Dividends paid						(153,720)				(153,720)
Settlement of shareholder proceedings					(870)					(870)
Comprehensive income (loss)
Net income						245,533				245,533
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								47,454		47,454
Foreign currency translation adjustment							40,230			40,230
Comprehensive income										333,217

Balance at June 30, 2006	1,199,414	$3,250	96,803,987	$301,479	$3,171,145	$1,067,184	$(65,955)	$66,418	$(55,558)	$4,487,963

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements
(unaudited)
(in thousands, except share and per share data)

1. The Company and Basis of Presentation

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), formerly Fresenius Medical Care AG (“FMC-AG”), a German stock corporation (Aktiengesellschaft), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease.  The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers.  In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services, hemoperfusion, therapeutic apheresis and other services under contract to hospitals. For information regarding the transformation of the Company’s legal form from a stock corporation into a partnership limited by shares and the related conversion of preference shares into ordinary shares, see Note 2, Transformation of Legal Form and Conversion of Preference Shares.

On March 31, 2006, the Company completed its acquisition of Renal Care Group, Inc. (“RCG”) for an all cash purchase price approximating $4,154,608. See Note 3 Acquisitions and Divestitures for a discussion of these transactions.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

a)  Principles of Consolidation

The consolidated financial statements at June 30, 2006 and for the three- and six-month periods ended June 30, 2006 and 2005 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2005 Annual Report on Form 20-F/A. The consolidated financial statements include all companies in which the Company has legal or effective control. The operating results of RCG are included in the Company’s consolidated financial statements from April 1, 2006. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The results of operations for the three-and six-month periods ended June 30, 2006 are not necessarily indicative of the results of operations for the year ending December 31, 2006.

b)  Classifications

Certain items in the prior year’s comparative consolidated financial statements have been reclassified to conform with the current year’s presentation. The reclassification includes $29,947 and $60,171 for the three- and six-month periods ending June 30, 2005, respectively, relating to rents for clinics which were removed from selling, general and administrative operating expenses for the International Segment and included in its cost of revenue for Dialysis Care for consistency with the Company’s other operating segments.

c)  Accounting Changes — Standards Implemented

Effective January 1, 2006, the Company adopted the provisions of FAS 123(R) using the modified prospective method (see Note 7). The following table illustrates the effect on net income and earnings per share for the three- and six-month periods ending June 30, 2005 if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	For the Three months ended June 30,	For the Six months ended June 30,
	2005	2005
Net income:
As reported	$116,004	$223,475
Add: Stock-based employee compensation expense included in reported net income, net of tax effects	408	832
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(1,937)	(3,945)
Pro forma	$114,475	$220,362

Basic net income per:
Ordinary share
As reported	$1.20	$2.31
Pro forma	$1.18	$2.28

Preference share
As reported	$1.22	$2.35
Pro forma	$1.20	$2.31

Fully diluted net income per:
Ordinary share
As reported	$1.19	$2.29
Pro forma	$1.17	$2.26

Preference share
As reported	$1.21	$2.33
Pro forma	$1.19	$2.30

2. Transformation of Legal Form and Conversion of Preference Shares

On February 10, 2006, the Company completed a transformation of its legal form under German law as approved by its shareholders during an Extraordinary General Meeting held on August 30, 2005 (“EGM”).  Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG’s legal form was changed from a stock corporation (Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA”).  The Company as a KGaA is the same legal entity under German law, rather than a successor to the AG. Fresenius Medical Care Management AG (“Management AG”), a wholly-owned subsidiary of Fresenius AG, the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA.  Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form.  As used in the notes to these financial statements, the “Company” refers to both FMC-AG prior to the transformation of legal form and FMC-AG & Co. KGaA after the transformation.

Prior to registration of the transformation of legal form, the Company offered holders of its non-voting preference shares (including preference shares represented by American Depositary Shares (“ADSs”)) the opportunity to convert their shares into ordinary shares at a conversion ratio of one preference share plus a conversion premium of €9.75 per ordinary share.  Holders of a total of 26,629,422 preference shares accepted the offer, resulting in an increase of 26,629,422 ordinary shares of FMC-AG & Co. KGaA (including 2,099,847 ADSs representing 699,949 ordinary shares of FMC-AG & Co. KGaA) outstanding. The Company received a total of $308,656 in premiums from the holders upon the conversion of their preference shares and incurred costs of $1,744. Immediately after the conversion and transformation of legal form, there were 96,629,422 ordinary shares outstanding.  Former holders of preference shares who elected to convert their shares now hold a number of ordinary shares of FMC-AG & Co. KGaA equal to the number of preference shares they elected to convert.  The 1,132,757 preference shares that were not converted remained outstanding and became preference shares of FMC-AG & Co. KGaA in the transformation.  As a result, preference shareholders who elected not to convert their shares into ordinary shares hold the same number of non-voting preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation.  Shareholders who held ordinary shares in FMC-AG prior to the transformation hold the same number of voting ordinary shares in FMC-AG & Co. KGaA.

The Company determined that the conversion of the Company’s preference shares had no impact on earnings for either the holders of ordinary or preferences shares, therefore, no further reductions or benefits in the Company’s financial statements were recorded. Several ordinary shareholders challenged the resolutions adopted at the EGM approving the conversion of the preference shares into ordinary shares, the adjustment of the employee participation programs, the creation of authorized capital and the transformation of the legal form of the Company, with the objective of having the resolutions declared null and void. On December 19, 2005 the Company and the claimants agreed to a settlement with the participation of Fresenius AG and Management AG, and all proceedings were terminated.

Pursuant to the settlement, Management AG undertook to (i) make an ex gratia payment to the ordinary shareholders of the Company (other than Fresenius AG), of €0.12 for every share issued as an ordinary share on August 30, 2005 and (ii) to pay to ordinary shareholders who, at the EGM of August 30, 2005, voted against the conversion proposal, an additional €0.69 per ordinary share. Ordinary shareholders who were shareholders at the close of business on the day of registration of the conversion and transformation with the commercial register were entitled to a payment under (i) above. Ordinary shareholders who voted against the conversion resolution in the extraordinary general meeting on August 30, 2005, as evidenced by the voting cards held by the Company, were entitled to a payment under (ii) above, but only in respect of shares voted against the conversion resolution. The right to receive payment under (ii) has lapsed as to any shareholder who did not make a written claim for payment with the Company by February 28, 2006.

The Company also agreed to bear court fees and shareholder legal expenses in connection with the settlement. The total costs of the settlement were estimated to be approximately $7,335. A further part of the settlement agreement and German law require that these costs be borne by Fresenius AG and the general partner, Management AG. Under U.S. GAAP, however, these costs must be reflected by the entity benefiting from the actions of its controlling shareholder. As a result, the Company recorded the estimated settlement costs as an expense in Selling, General and Administrative expense and a contribution in Additional Paid in Capital in Shareholders’ Equity in the fourth quarter of 2005. The actual total costs of the settlement turned out to be $6,465.  The difference of $870 was recorded as a Selling, General and Administrative expense reduction and a reduction in Additional Paid in Capital in Shareholders’ Equity during the period ending March 31, 2006.

As part of the settlement, the Company, with the participation of Fresenius AG and the general partner, Management AG, also agreed to establish, at the first ordinary general meeting after registration of the transformation of legal form, a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA with authority to advise and decide on certain significant transactions between the Company and Fresenius AG and to approve certain significant acquisitions, dispositions, spin-offs and similar matters.  The Company also agreed to establish an Audit and Corporate Governance Committee of the FMC-AG & Co. KGaA Supervisory Board to review the report of the general partner on relations with related parties and report to the overall supervisory board thereon. Additionally, Management AG undertook in the settlement to provide data on the individual remuneration of its management board members in accordance with the German Commercial Code commencing with remuneration paid for the year ending December 31, 2006.

3. Acquisitions and Divestitures

RCG Acquisition

On March 31, 2006, the Company completed the acquisition of Renal Care Group, Inc. (“RCG” and the “RCG Acquisition”), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of approximately $4,154,608 for all of the outstanding common stock, the retirement of RCG stock options and including the concurrent repayment of approximately $657,769 indebtedness of RCG.  During 2005, RCG provided dialysis and ancillary services to over 32,360 patients through more than 450 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 200 hospitals.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition. This preliminary allocation of the purchase price is based upon the best information available to management.  Any adjustments to the preliminary allocation, net of related income tax effects, will be recorded with a corresponding adjustment to goodwill.

The preliminary purchase price allocation is as follows:

Current assets	$731,594
Property, plant and equipment	306,661
Intangible assets and other assets	73,836
Goodwill	3,485,798
Accounts payable, accrued expenses and other current liabilities	(280,948)
Income tax payable and deferred taxes	(83,560)
Long-term debt and capital lease obligations	(3,882)
Other liabilities	(74,891)
Total allocation of acquistion cost	$4,154,608

In connection with the Company’s RCG Acquisition, the Company performed a detailed review of the identification of intangible assets related to its dialysis clinic operations in the United States. In connection with this review, the Company considered the conditions for recognition as an intangible asset apart from goodwill and practices in the dialysis care industry. The amortizable intangible assets acquired included $67,400 for non-compete agreements, and $3,500 for acute care agreements. As a result of this review the Company concluded that its past practice of identifying a separate intangible asset associated with “patient relationships” should be discontinued. Accordingly, the carrying amount of patient relationships that had been identified as separate intangible assets in prior business combinations involving clinics in the U.S. and related income tax effects have been reallocated to goodwill.  These changes result in an increase of goodwill as of January 1, 2006 of $35,240, a corresponding decrease of intangible assets of $37,319 and deferred income tax liabilities of $2,079.  The amortization recorded in prior periods on such intangible assets that should have been included in goodwill did not result in a material understatement of the Company’s results of operations for any prior period and the aggregate effect does not materially understate the Company’s shareholders’ equity.

The operations of RCG are included in the Company’s consolidated statements of income and cash flows from April 1, 2006.

Divestitures

The Company was required to divest a total of 105 renal dialysis centers, consisting of both former Company clinics (the “legacy clinics”) and former RCG clinics, in order to complete the RCG acquisition in accordance with a consent order issued by the United States Federal Trade Commission (“FTC”) on March 31, 2006.  The Company sold 96 of such centers on April 7, 2006 to a wholly owned subsidiary of DSI Holding Company, Inc. (“DSI”) and sold DSI the remaining 9 centers effective as of June 30, 2006. The Company received cash consideration of $505,386, net of related expenses, for all centers divested, subject to customary post-closing adjustments. The income of $38,975 on the sale of the legacy clinics was recorded in income from operations. The carrying values for tax basis for the legacy clinics were lower than the book values which resulted in taxes of $44,108. Due to this difference between tax and book values, the divestiture of the legacy clinics resulted in a loss of $5,133.  There was no gain or loss on the sale of the RCG clinics. However, due to the tax basis for the RCG clinics, a $90,000 tax liability was generated and paid at the time of the divestiture of those clinics.

The Company will continue to treat patients in the same markets and will sell products to DSI under the terms of a supply agreement that continues through March 2009.

Pro Forma Financial Information

The following financial information, on a pro forma basis, reflects the consolidated results of operations as if the RCG Acquisition and the divestitures described above had been consummated at the beginning of 2006 and 2005. The pro forma information includes adjustments primarily for eliminations, amortization of intangible assets, interest expense on acquisition debt, and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated at the beginning of the respective periods. The proforma earnings are lower than the Company’s reported earnings for the respective periods as the proformas reflect the full debt financing of the RCG Acquisition and the related interest expense but does not include the synergies that are expected to be achieved in conjunction with the acquisition.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Pro forma net revenue	$2,165,432	$1,972,184	$4,222,897	$3,873,265

Pro forma net income	134,629	104,575	237,117	190,394

Pro forma net income per ordinary share:
Basic	1.37	1.08	2.42	1.97
Fully Diluted	1.36	1.07	2.41	1.95

Other Acquisitions

The Company made other acquisitions in the normal course of its operations for the six-month period ending June 30, 2006 totaling $34,709 for dialysis centers.

The assets and liabilities of all acquisitions were recorded at their estimated fair market values at the dates of the acquisitions and are included in the Company’s financial statements and operating results from the effective date of acquisition.

4. Inventories

As of June 30, 2006 and December 31, 2005, inventories consisted of the following:

	June 30, 2006	December 31, 2005

Raw materials and purchased components	$104,166	$88,797
Work in process	36,855	32,763
Finished goods	283,055	233,743
Health care supplies	101,787	75,590
Inventories	$525,863	$430,893

5. Related Party Transactions

In conjunction with the RCG acquisition (See Note 3), on March 31, 2006, the Company, through various direct and indirect subsidiaries, entered into an Amended and Restated Subordinated Loan Note (the “Note”) with Fresenius AG (“FAG”) which amended the Subordinated Loan Note dated May 18, 1999.  Under the Note, the Company or its subsidiaries may request and receive one or more advances (each an “Advance”) up to an aggregate amount of $400,000 during the period ending March 31, 2011. The Advances may be repaid and re-borrowed during the period but FAG is under no obligation to make an advance. Each advance is repayable in full one, two or three months after the date of the Advance or any other date as agreed to by the parties to the Advance or, if no maturity date is so agreed, the Advance will have a one-month term.

All Advances will bear interest at a variable rate per annum equal to LIBOR plus an applicable margin that is based upon the Company’s consolidated leverage ratio, as defined in the 2006 Credit Agreement (See Note 6).  Advances are subordinated to outstanding loans under the 2006 Credit Agreement and all other indebtedness of the Company.

Advances were made on March 31, 2006 in the amount of $240,000 with an interest rate of 5.7072% in conjunction with the RCG acquisition (See Note 3) and were fully repaid in April and May 2006.

6. Short-term Borrowings, Long-term Debt and Capital Lease Obligations

Short-Term Borrowings

As of June 30, 2006 and December 31, 2005, short-term borrowings, other than short-term borrowings from Fresenius AG (See Note 5) consisted of the following:

	June 30, 2006	December 31, 2005

Borrowings under lines of credit	$57,063	$57,113
Accounts receivable facility	224,750	94,000
	$281,813	$151,113

Long -Term Borrowings and Capital Lease Obligations

At June 30, 2006 and December 31, 2005, long-term debt and capital lease obligations consisted of the following:

	June 30, 2006	December 31, 2005
Senior Credit Agreement	$3,697,625	$470,700
Euro Notes	254,260	235,940
EIB Agreement	164,618	48,806
Capital lease obligations	8,156	4,596
Other	64,647	73,327
	4,189,306	833,369
Less current maturities	(161,773)	(126,269)
	$4,027,533	$707,100

2006 Credit Agreement

The Company entered into a new $4,600,000 syndicated credit facility (the “2006 Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) on March 31, 2006 which replaced the existing credit facility (the “2003 Credit Agreement”). The new credit facility consists of:

•                  a 5-year $1,000,000 revolving credit facility (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $150,000 is available as swing lines in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $1,000,000) which will be due and payable on March 31, 2011.

•                  a 5-year term loan facility (“Loan A”) of $1,850,000, also scheduled to mature on March 31, 2011. The 2006 Credit Agreement requires 20 quarterly payments of $30,000 each that permanently reduce the term loan facility beginning June 30, 2006 through December 31, 2010. The remaining amount outstanding is due on March 31, 2011.

•                  a 7-year term loan facility (“Loan B”) of $1,750,000 scheduled to mature on March 31, 2013.

The terms of the 2006 Credit Agreement require 28 quarterly payments that permanently reduce the term loan facility beginning June 30, 2006. The first 24 quarterly payments will be equal to one quarter of one percent (0.25%) of the original principal balance outstanding, payments 25 through 28 will be equal to twenty-three and one half percent (23.5%) of the original principal balance outstanding with the final payment due on March 31, 2013, subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date.

Interest on the new credit facilities will be, at the Company’s option, depending on the interest periods chosen, at a rate equal to either (i) LIBOR plus an applicable margin or (ii) the higher of (a) BofA’s prime rate or (b) the Federal Funds rate plus 0.5%, plus an applicable margin.

The applicable margin is variable and depends on the Company’s Consolidated Leverage Ratio which is a ratio of its Consolidated Funded Debt less up to $30,000 cash and cash equivalents held by the Consolidated Group to Consolidated EBITDA (as these terms are defined in the 2006 Credit Agreement).

In addition to scheduled principal payments, indebtedness outstanding under the 2006 Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing accounts receivable facility, the issuance of subordinated debt other than certain intercompany transactions, certain issuances of equity and excess cash flow.

The 2006 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the 2006 Credit Agreement provides for a dividend restriction which is $240,000 for dividends paid in 2007, and increases in subsequent years. The Company paid dividends of $153,720 in May of 2006 which was in compliance with the restrictions set forth in the 2006 Credit Agreement. In default, the outstanding balance under the 2006 Credit Agreement becomes immediately due and payable at the option of the Lenders. As of June 30, 2006, the Company is in compliance with all financial covenants under the 2006 Credit Agreement.

In conjunction with the 2006 Credit Agreement and the related variable rate based interest payments, the Company entered into interest rate swaps in the notional amount of $2,465,000. These instruments, designated as cash flow hedges, effectively convert forecasted LIBOR-based interest payments into fixed rate based interest payments which fix the interest rate on $2,465,000 of the financing under the new 2006 Credit Agreement at 4.32% plus an applicable margin. These swaps are denominated in U.S. dollars and expire at various dates between 2008 and 2012.

The Company incurred fees of approximately $85,828 in conjunction with the 2006 Credit Agreement which will be amortized over the life of the 2006 Credit Agreement and wrote off approximately $14,576 in unamortized fees related to its prior 2003 Credit Agreement at March 31, 2006.

The weighted average interest rate for all Company debt outstanding during the three-month period ending June 30, 2006 is approximately 6.1% including the effects of interest rate swaps in effect during the period.

European Investment Bank Agreement

On June 15, 2006, in connection with the European Investment Bank (“EIB”) agreement entered into on July 13, 2005, the Company borrowed an additional $115,812 million (€90 million) with an initial interest rate of 5.26% from the revolving credit line which terminates on July 12, 2013. The loan bears variable interest rates that change quarterly with FMC-AG & Co. KGaA having options to convert into fixed rates. The loan is secured by a bank guarantee and has customary covenants.

7. Stock Options

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123R (revised 2004) (“FAS 123(R)”), Share-Based Payment (“SBP”) using the modified prospective transition method. Under this transition method, compensation cost recognized in the six-month period ended June 30, 2006, includes applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in the Company’s pro forma footnote disclosures), and (b) compensation cost for all stock-based payments subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of FAS 123(R)). As a result of the adoption of this standard, the Company incurred compensation costs of $6,493 which would not have been recognized under its previous accounting policy in accordance with APB Opinion No. 25 and is included in its total compensation expense of $7,093 for the period ending June 30, 2006. There were no capitalized compensation costs during the period. The Company also recorded a related deferred income tax of $1,887 for the period.

Stock Option Plans

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

On May 9, 2006, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “2006 Plan”) was established by resolution of the Company’s annual general meeting with a conditional capital increase up to €12,800 subject to the issue of up to five million no par value bearer ordinary shares with a nominal value of €2.56 each.  Under the 2006 Plan, up to five million options can be issued, each of which can be exercised to obtain one ordinary share, with up to one million options designated for members of the Management Board of Management AG, the Company’s General Partner, up to one million options designated for members of management boards of direct or indirect subsidiaries of the Company and up to three million options designated for managerial staff members of the Company and such affiliates. With respect to participants who are members of the General Partner’s Management Board, its Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner will have such authority with respect to all other participants in the 2006 Plan.

Options under the 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of Company’s ordinary shares during the last 30 calendar days prior to each grant date. Options granted under the 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period.  Options granted are subject to success targets measured over a three-year period from the grant date.  For each such year, the success target is achieved if the Company’s adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant.  For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target.  Vesting of the portion or portions of a grant for a year or years in which the success target is met does not occur until completion of the entire three-year vesting period.

Options granted under the 2006 Plan to US participants will be non-qualified stock options under the United States Internal Revenue Code of 1986, as amended.  Options under the 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of. At June 30, 2006, no options had been granted under this plan.

Other stock option plans

At June 30, 2006, the Company has awards outstanding under the terms of various stock-based compensation plans. The Management Board members of Management AG, the general partner of the Company, held 475,730 stock options for ordinary shares and other employees of the Company held 2,184,783 stock options for ordinary shares and 160,728 stock options for preference shares as of June 30, 2006.

Under the Fresenius Medical Care 2001 International Stock Incentive Plan (the “2001 Plan”), convertible bonds with a principal of up to €10,240 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting preference shares. The convertible bonds have a par value of €2.56 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees may purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. The Company has the right to offset its obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options issued by the Company and are not reflected in the consolidated financial statements. The options expire ten years from issuance and can be exercised beginning two, three or four years after issuance.  Bonds issued to Management Board members who did not issue a note to the Company are recognized as a liability on the Company’s balance sheet.

Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the preference shares upon the first time the stock exchange quoted price exceeds the Initial Value by at least 25%. The Initial Value is the average price of the preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment of the respective conversion price, to acquire one preference share. Effective May 2006, no further grants can be issued under the 2001 Plan.

In connection with the conversion of the Company’s preference shares into ordinary shares, holders of options to acquire preference shares had the opportunity to convert their options so that they would be exercisable to acquire ordinary shares.  Holders of 234,311 options elected not to convert.  Holders of 3,863,470 options converted resulting in 2,849,318 options for ordinary shares (See Note 2). The Table below provides reconciliations for options outstanding at June 30, 2006, as compared to December 31, 2005 taking in consideration the conversion, options exercised and forfeited. There were no options granted during the period ending 2006. The plan was terminated in May 2006.

		Weighted	Weighted
		Average	Average
	Options	Exercise	Exercise
	(in thousands)	Price	Price
		€	$
Balance at December 31, 2005	4,103	47.88	60.87
Forfeited prior to conversion	5	41.00	52.13
Eligible for conversion	4,098	47.94	60.94
Options not converted	235	49.18	62.53
Options converted	3,863
Reduction due to impact of conversion ratios	1,014
Balance of options outstanding after conversion into ordinary shares as of February 10, 2006	2,849	64.22	81.66
Granted	—
Exercised	175	71.14	90.44
Forfeited	13	74.32	94.48
Balance at June 30, 2006 (ordinary shares)	2,661	63.72	81.01

Reconciliation of options for preference shares

Balance of options not converted as of February 10, 2006	235	49.18	62.53
Granted	—
Exercised	67	50.37	64.04
Forfeited	7	50.93	64.75
Balance at June 30, 2006 (preference shares)	161	48.62	61.80

The following table provides a summary of fully vested options outstanding and exercisable for both preference and ordinary shares at June 30, 2006:

Fully Vested Outstanding and Exercisable Options
		Weighted	Weighted	Weighted	Aggregate	Aggregate
	Number	average	average	average	intrinsic	intrinsic
	of	remaining	exercise	exercise	value	value
	Options	contractual	price	price
		life	Euro	USD	Euro	USD

Options for preference shares	89,905	3.69	46.72	59.39	3,141	3,994

Options for ordinary shares	730,574	4.56	58.85	74.81	22,671	28,822

Fair Value Information

The Company’s determination of the fair value of grants prior to the 2006 Plan is based on the Black-Scholes option-pricing Model.  At June 30, 2006, no options had been granted under the 2006 Plan. The fair value of grants made during the years ended December 31, 2005 and 2004 is as follows:

	Assumptions at Grant Date
	2005	2004
Weighted-average assumptions:
Expected dividend yield	2.87%	2.60%
Risk-free interest rate	3.50%	3.80%
Expected volatility	40.00%	40.00%
Expected life of options	5.3 years	5.3 years
Estimated weighted average fair value per option	$22.32	$15.76
Fair value of total options granted during year	$23,312	$16,070

Prior to the adoption of the 2006 Plan, the Black-Scholes option-pricing model was utilized in estimating the fair values of options that have no vesting restrictions. The Binomial option-pricing model will be used in estimating the fair values of options granted under the 2006 Plan. Option valuation models require the input of highly subjective assumptions including expected stock price volatility. The Company’s assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries and discussions with third parties with valuation experience. The Company’s stock options may have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option.

At June 30, 2006, there was $19,508 of total unrecognized compensation costs related to non-vested SBP awards granted under the 2001 Plan.  These costs are expected to be recognized over a weighted-average period of 1.5 years.  The table below provides a reconciliation of the Company’s unvested outstanding options:

Nonvested Options to Acquire Ordinary Shares Issued Under the Plan

		Weighted-average	Weighted-average
	Number of Options (000)	Grant-Date Fair Value	Grant-Date Fair Value
		US-$	€

Nonvested at January 1, 2006	-	-	-

Nonvested at February 10, 2006	1,870	25.08	19.73
Granted	-	-	-
Vested	-	-	-
Forfeited	14	27.71	21.80
Nonvested at June 30, 2006	1,856	25.06	19.71

Nonvested Options to Acquire Preference Shares Issued Under the Plan

		Weighted-average	Weighted-average
	Number of Options (000)	Grant-Date Fair Value	Grant-Date Fair Value
		US-$	€

Nonvested at January 1, 2006	2,566	18.87	14.84

Nonvested Options not converted	76	18.99	14.94
Nonvested Options converted to options for ordinary shares	2,490

Reduction due to impact of conversion ratios	620

Balance of options for ordinary shares after conversion as of February 10, 2006	1,870	25.08	19.73

Nonvested at February 10, 2006	76	18.99	14.94
Granted	-	-	-
Vested	-	-	-
Forfeited	5	19.70	15.49
Nonvested at June 30, 2006	71	18.94	14.90

During the period ended June 30, 2006, the company received $19,362 from the exercise of stock options.  The intrinsic value of options exercised for the three- and six-month periods ended June 30, 2006 were $2,806 and $6,883, respectively and for the same periods in 2005 were $1,270 and $1,796, respectively. A related tax benefit to the Company of $2,263 for the six-month period ending June 30, 2006 was recorded as cash provided from financing activities; prior to the adoption of FAS 123(R) such tax benefits related to the exercise of options were included in cash flows provided by operating activities.

8. Earnings Per Share

Basic and fully diluted income per preference share for the three- and six-month periods ending June 30, 2006 is as follows:

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2006	2005	2006	2005

Basic income per preference share	$1.34	$1.22	$2.55	$2.35
Fully diluted income per preference share	$1.33	$1.21	$2.53	$2.33

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and six-month periods ended June 30, 2006 and 2005.

	For the three months		For the six months
	ended June 30,		ended June 30,
	2006	2005	2006	2005
Numerators:
Net income	$129,496	$116,004	$245,533	$223,475
less:
Dividend preference on preference shares	22	496	42	1,007
Income available to all classes of shares	$129,474	$115,508	$245,491	$222,468

Denominators:
Weighted average number of:
Ordinary shares outstanding	96,771,675	70,000,000	96,700,941	70,000,000
Preference shares outstanding	1,186,475	26,406,901	1,165,436	26,368,725
Total weighted average shares outstanding	97,958,150	96,406,901	97,866,377	96,368,725
Potentially dilutive Ordinary shares	610,044	-	624,870	-
Potentially dilutive Preference shares	74,962	763,580	83,555	657,368
Total weighted average Ordinary shares outstanding assuming dilution	97,381,719	70,000,000	97,325,811	70,000,000
Total weighted average Preference shares outstanding assuming dilution	1,261,437	27,170,481	1,248,991	27,026,093

Basic income per Ordinary share	$1.32	$1.20	$2.51	$2.31
Plus preference per Preference shares	0.02	0.02	0.04	0.04
Basic income per Preference share	$1.34	$1.22	$2.55	$2.35

Fully diluted income per Ordinary share	$1.31	$1.19	$2.49	$2.29
Plus preference per Preference shares	0.02	0.02	0.04	0.04
Fully diluted income per Preference share	$1.33	$1.21	$2.53	$2.33

9. Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States.  Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded.  Each year Fresenius Medical Care Holdings, Inc. (“FMCH”) contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.  There is no minimum funding requirement for FMCH for the defined benefit pension plan in 2006.  FMCH made $5,182 and $10,279 in contributions in the three- and six-month periods ending June 30, 2006, respectively, and at this time expects to voluntarily contribute $20,750 in total during 2006.  The following table provides the calculations of net periodic benefit cost for the three-and six-month periods ended June 30, 2006 and 2005.

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Components of net periodic benefit cost:
Service cost	$2,051	$1,286	$4,033	$2,616
Interest cost	4,218	3,982	8,392	8,000
Expected return on plan assets	(3,840)	(3,085)	(7,680)	(6,170)
Amortization unrealized losses	2,119	1,600	4,323	3,200
Amortization of prior service cost	53		103
Net periodic benefit cost	$4,601	$3,783	$9,171	$7,646

10.      Commitments and Contingencies

Legal Proceedings

Commercial Litigation

The Company was originally formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG.  At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations.  W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy.  All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. final bankruptcy reorganization plan that contains such provisions.  Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation.  No admission of liability has been or will be made.  The Settlement

Agreement has been approved by the U.S. District Court.  Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims.  Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents.  In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines.  Baxter filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgement in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art.

Other Litigation and Potential Exposures

On May 31, 2005, RCG was served with a complaint in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and others similar situated, Plaintiff, vs. RCG, William P. Johnston, Gary Brukardt, Peter J. Grua, Joseph C. Hutts, Harry R. Jacobson, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray and C. Thomas Smith, Defendants. The complaint was brought by the plaintiff shareholder as a purported class action on behalf of all shareholders similarly situated. The complaint alleges that RCG and its directors engaged in self-dealing and breached their fiduciary duties to RCG ‘s shareholders in connection with the merger agreement between RCG and the Company because, among other things, RCG used a flawed process, the existence of the previously disclosed subpoena from the Department of Justice, the lack of independence of one of RCG’s financial advisors and the existence of RCG’s supplemental executive retirement plan. RCG removed this case to federal court in June 2005.

The plaintiff filed an amended complaint asserting that RCG’s proxy statement distributed in connection with the solicitation of shareholder approval of the Merger Agreement makes material misrepresentations and omissions regarding the process by which the Merger Agreement was negotiated. Specifically, the Amended Complaint asserts that the proxy statement makes material misstatements or omissions regarding: (1) the reason why RCG’s management and Board engaged in a closed process of negotiating a potential merger with the Company and did not solicit potential competing bids from alternative purchasers; (2) the reason why RCG’s Board did not appoint a special committee to evaluate the fairness of the merger; (3) the alternatives available to RCG, including potential alternative transactions and other strategic business opportunities, which purportedly were considered by RCG’s Board during the strategic planning process the Board engaged in during the second half of 2004; (4) all information regarding conflicts of interest suffered by defendants and their financial and legal advisors as alleged therein; (5) all information regarding past investment banking services Bank of America performed for RCG and the Company and the compensation Bank of America received for those services;

(6) the forecasts and projections prepared by RCG’s management for fiscal years 2005 through 2008 that were referenced in the fairness opinions by Morgan Stanley; (7) the estimates of transaction synergies provided by RCG’s management that were referenced in the fairness opinions by Morgan Stanley; and (8) information concerning the amount of money Bank of America and Morgan Stanley received in connection with the Acquisition.  The Company believes that the allegations in the pending complaint are without merit. The pending complaint sought to enjoin and prevent the parties from completing the merger. The pending complaint was remanded to Tennessee state court in September 2005. After consummation of the RCG merger, the court granted additional time for the plaintiffs to seek leave to amend the complaint.  We have been advised by counsel for the plaintiffs that they intend to seek leave to amend the complaint to state claims related to RCG’s stock option program.

FMCH and its subsidiaries, including RCG, received subpoenas from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation.  The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Company is cooperating with the government’s requests for information.  An adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

FMCH and its subsidiaries, including RCG, have received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies.  The Company is cooperating with the government’s requests for information.  While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.

RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants.  The subpoena requires production of a broad range of documents relating to the RCG stock option program.  The Company is cooperating with the government’s requests for information.  The outcome and impact of this investigation cannot be predicted at this time.

From time to time, the Company is a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of its business.  Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny.  It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety.  The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws.  Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business.  Enforcement has become a high priority for the federal government and some states.  In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions.  By virtue of this regulatory environment, as well as the Company’s corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations.  The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States.  In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies.  The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees.  On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings.  The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs.  The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue.   Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims.  A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations.  Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested.  These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions.  The Company has, when appropriate, asserted its own claims, and claims for indemnification.  A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon it and the results of its operations.  Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual.  While the Company believes that its remaining accruals reasonably estimate its currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

11.      Business Segment Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., the Company also engages in performing clinical laboratory testing and providing inpatient dialysis services, hemoperfusion, therapeutic apheresis and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and the products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings.  Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure.  The Company also regards income taxes to be outside the segment’s control.

Information pertaining to the Company’s business segments for the three- and six-month periods ended June 30, 2006 and 2005 is set forth below, RCG’s operations are included commencing April 1, 2006.

	North
	America	International	Corporate	Total
Six months ended June 30, 2006
Net revenue external customers	$2,754,155	$1,158,207	$—	$3,912,362
Inter - segment revenue	599	27,144	(27,743)	—
Total net revenue	2,754,754	1,185,351	(27,743)	3,912,362
Depreciation and amortization	(86,528)	(54,571)	(743)	(141,842)
Operating income (EBIT)	447,095	204,468	(35,944)	615,619
Segment assets (1)	9,985,377	2,474,021	182,985	12,642,383
Capital expenditures and acquisitions (2)	4,298,851	69,057	49	4,367,957

Six months ended June 30, 2005
Net revenue external customers	$2,215,137	$1,067,553	$—	$3,282,690
Inter - segment revenue	605	25,975	(26,580)	—
Total net revenue	2,215,742	1,093,528	(26,580)	3,282,690
Depreciation and amortization	(68,589)	(51,764)	(975)	(121,328)
Operating income (EBIT)	303,502	174,169	(19,583)	458,088
Segment assets	5,561,917	2,224,986	20,356	7,807,259
Capital expenditures and acquisitions	92,224	64,014	53	156,291

Three months ended June 30, 2006
Net revenue external customers	$1,560,638	$604,794	$—	$2,165,432
Inter - segment revenue	418	14,558	(14,976)	—
Total net revenue	1,561,056	619,352	(14,976)	2,165,432
Depreciation and amortization	(51,513)	(28,787)	(284)	(80,584)
Operating income (EBIT)	282,924	108,750	(19,900)	371,774
Capital expenditures and acquisitions	311,914	34,799	33	346,746

Three months ended June 30, 2005
Net revenue external customers	$1,126,953	$546,734	$—	$1,673,687
Inter - segment revenue	375	13,790	(14,165)	—
Total net revenue	1,127,328	560,524	(14,165)	1,673,687
Depreciation and amortization	(34,804)	(26,336)	(477)	(61,617)
Operating income (EBIT)	157,217	92,019	(11,131)	238,105
Capital expenditures and acquisitions	53,804	36,951	24	90,779

(1)	Segment assets of North America inlcude the goodwill of RCG of $3,485,798 as of June 30, 2006.
(2)	North America and International acquisitions exclude $29,766 and $6,684, respectively, of non-cash acquisitions for 2006.

North Amercia acquisitions include $ 4,099,844 for the acquisition of RCG at June 30, 2006.

Reconciliation of Measures to Consolidated Totals

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Total operating income of reporting segments	391,674	249,236	651,563	477,671
Corporate expenses	(19,900)	(11,131)	(35,944)	(19,583)
Interest expense	(108,697)	(46,349)	(169,701)	(90,881)
Interest income	9,396	3,709	14,205	5,954

Total income before income taxes and minority interests	$272,473	$195,465	$460,123	$373,161

12.      Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	Six months ended June 30,
	2006	2005

Supplementary cash flow information:
Cash paid for interest	$123,947	$91,062
Cash paid for income taxes	$222,922	$156,029
Cash inflow for income taxes from stock option exercises	$2,263	$—

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$4,654,731	$52,952
Liabilities assumed	(301,371)	(6,019)
Minorities	(55,794)	5,017
Notes assumed in connection with acquisition	(46,289)	—
Cash paid	4,251,277	51,950
Less cash acquired	56,724	236
Net cash paid for acquisitions	$4,194,553	$51,714

13.      Supplemental Condensed Combining Information

FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of the Company, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of the Company, and by FMCH, a substantially wholly-owned subsidiary of the Company

(D-GmbH and FMCH being “Guarantor Subsidiaries”). The subordinated debt and guarantees are held by four Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware which have issued trust preferred securities that are guaranteed by the Company through a series of undertakings by the Company and the Subsidiary Guarantors. The Company owns all of the common securities of these trusts. In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated indebtedness held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively. The following combining financial information for the Company is as of June 30, 2006 and December 31, 2005 and for the six-months ended June 30, 2006 and 2005, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH and FMCH are not presented herein because management believes that they are not material to investors.

	For the six months period ended June 30, 2006
	FMC - AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$816,694	$—	$3,798,000	$(702,332)	$3,912,362
Cost of revenue	—	603,508	—	2,699,623	(698,104)	2,605,027
Gross profit	—	213,186	—	1,098,377	(4,228)	1,307,335
Operating (income) expenses:
Selling, general and administrative	62,129	76,733	14,438	583,871	(32,013)	705,158
Gain on sale of legacy clinics	—	—	—	(38,975)	—	(38,975)
Research and development	—	18,607	—	6,926	—	25,533
Operating (loss) income	(62,129)	117,846	(14,438)	546,555	27,785	615,619
Other (income) expense:
Interest, net	15,061	7,397	77,273	56,741	(976)	155,496
Other, net	(337,715)	68,445	(197,202)	—	466,472	—
Income before income taxes and minority interest	260,525	42,004	105,491	489,814	437,711	460,123
Income tax expense (benefit)	14,992	42,497	(36,684)	210,155	(24,713)	206,247
Income (loss) before minority interest	245,533	(493)	142,175	279,659	412,998	253,876
Minority interest	—	—	—	—	8,343	8,343
Net income (loss)	$245,533	$(493)	$142,175	$279,659	$(421,341)	$245,533

	For the six months ended June 30, 2005
	FMC - AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$528,013	$—	$3,393,768	$(639,091)	$3,282,690
Cost of revenue	—	326,830	—	2,462,021	(632,153)	2,156,698
Gross profit	—	201,183	—	931,747	(6,938)	1,125,992
Operating (income) expenses:
Selling, general and administrative	28,278	68,004	—	481,786	63,445	641,513
Research and development	1,681	16,534	—	8,176	—	26,391
Operating (loss) income	(29,959)	116,645	—	441,785	(70,383)	458,088
Other (income) expense:
Interest, net	16,246	7,060	25,760	53,784	(17,923)	84,927
Other, net	(293,469)	67,349	(148,325)	—	374,445	—
Income before income taxes and minority interest	247,264	42,236	122,565	388,001	(426,905)	373,161
Income tax expense (benefit)	23,789	39,478	(10,304)	121,060	(25,506)	148,517
Income (loss) before minority interest	223,475	2,758	132,869	266,941	(401,399)	224,644
Minority interest	—	—	—	—	1,169	1,169
Net income (loss)	$223,475	$2,758	$132,869	$266,941	$(402,568)	$223,475

	At June 30, 2006
	FMC - AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total
Current assets:
Cash and cash equivalents	$90	$272	$—	$100,771	$—	$101,133
Trade accounts receivable, less allowance for doubtful accounts	—	114,546	—	1,637,073	—	1,751,619
Accounts receivable from related parties	1,314,270	428,419	262,361	1,418,428	(3,335,228)	88,250
Inventories	—	142,465	—	444,834	(61,436)	525,863
Prepaid expenses and other current assets	11,384	22,115	150	344,890	(1,432)	377,107
Deferred taxes	5,956	—	—	205,158	24,539	235,653
Total current assets	1,331,700	707,817	262,511	4,151,154	(3,373,557)	3,079,625

Property, plant and equipment, net	146	92,641	—	1,530,765	(44,501)	1,579,051
Intangible assets	992	12,775	—	599,338	—	613,105
Goodwill	—	3,096	—	6,941,759	—	6,944,855
Deferred taxes	—	6,312	—	25,091	11,388	42,791
Other assets	4,920,561	867,513	5,987,595	(822,989)	(10,569,724)	382,956
Total assets	$6,253,399	$1,690,154	$6,250,106	$12,425,118	$(13,976,394)	$12,642,383

Current liabilities:
Accounts payable	$214	$18,065	$—	$193,352	$—	$211,631
Accounts payable to related parties	1,212,946	252,237	908,517	2,007,982	(4,199,773)	181,908
Accrued expenses and other current liabilities	28,820	111,217	17,376	1,024,342	2,528	1,184,283
Short-term borrowings	77	—	—	281,736	—	281,813
Short-term borrowings from related parties	—	1,432	—	1,622	(1,432)	1,622
Current portion of long-term debt and capital lease obligations	1,043	254	137,500	22,976	—	161,773
Income tax payable	16,844	—	—	132,744	3,191	152,779
Deferred taxes	—	4,877	—	13,152	1,132	19,161
Total current liabilities	1,259,944	388,082	1,063,393	3,677,906	(4,194,354)	2,194,970

Long term debt and capital lease obligations, less current portion	409,775	381	2,500,654	5,082,962	(3,966,239)	4,027,533
Long term borrowings from related parties	4,009	194,962	—	—	(198,971)	—
Other liabilities	65,383	4,773	—	61,391	6,103	137,649
Pension liabilities	3,128	87,134	—	22,062		112,324
Deferred taxes	23,198	—	—	307,909	55,888	386,995
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,225,461	—	1,225,461
Minority interest	—	—	7,412	62,076		69,488
Total liabilities	1,765,436	675,332	3,571,459	10,439,766	(8,297,573)	8,154,420

Shareholders’ equity:	4,487,963	1,014,822	2,678,647	1,985,352	(5,678,821)	4,487,963
Total liabilities and shareholders’ equity	$6,253,399	$1,690,154	$6,250,106	$12,425,118	$(13,976,394)	$12,642,383

	At December 31, 2005
	FMC - AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total
Current assets:
Cash and cash equivalents	$1	$26	$—	$82,558	$2,492	$85,077
Trade accounts receivable, less allowance for doubtful accounts	—	108,426	—	1,361,507	—	1,469,933
Accounts receivable from related parties	852,926	338,097	216,337	1,248,942	(2,622,418)	33,884
Inventories	—	113,359	—	371,638	(54,104)	430,893
Prepaid expenses and other current assets	17,399	12,329	13	231,734	115	261,590
Deferred taxes	—		—	163,975	15,586	179,561
Total current assets	870,326	572,237	216,350	3,460,354	(2,658,329)	2,460,938

Property, plant and equipment, net	157	86,386	—	1,174,252	(45,037)	1,215,758
Intangible assets	970	12,220	—	572,499	—	585,689
Goodwill	—	3,227	—	3,453,650	—	3,456,877
Deferred taxes	—	4,562	—	27,994	3,093	35,649
Other assets	4,552,128	811,728	3,812,542	(829,742)	(8,118,467)	228,189
Total assets	$5,423,581	$1,490,360	$4,028,892	$7,859,007	$(10,818,740)	$7,983,100

Current liabilities:
Accounts payable	$19	$13,401	$—	$187,897	$—	$201,317
Accounts payable to related parties	1,059,718	160,884	882,439	1,397,213	(3,392,316)	107,938
Accrued expenses and other current liabilities	22,205	92,545	775	731,208	(7,965)	838,768
Short-term borrowings	33	—	—	151,080	—	151,113
Short-term borrowings from related parties	18,757	1,752	—	—	(1,752)	18,757
Current portion of long-term debt and capital lease obligations	968	826	100,000	24,475	—	126,269
Income tax payable	15,106	—	—	81,593	23,439	120,138
Deferred taxes	2,489	3,735	—	34,266	(26,550)	13,940
Total current liabilities	1,119,295	273,143	983,214	2,607,732	(3,405,144)	1,578,240

Long term debt and capital lease obligations, less current portion	294,131	590	561,229	651,297	(800,147)	707,100
Long term borrowings from related parties	3,720	180,951	—	—	(184,671)	—
Other liabilities	419	5,013	—	89,112	17,874	112,418
Pension liabilities	2,578	75,880	—	42,680	(12,436)	108,702
Deferred taxes	29,732	—	—	235,538	35,395	300,665
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,187,864	—	1,187,864
Minority interest	—	—	7,412	—	6,993	14,405
Total liabilities	1,449,875	535,577	1,551,855	4,814,223	(4,342,136)	4,009,394

Shareholders’ equity:	3,973,706	954,783	2,477,037	3,044,784	(6,476,604)	3,973,706
Total liabilities and shareholders’ equity	$5,423,581	$1,490,360	$4,028,892	$7,859,007	$(10,818,740)	$7,983,100

	For the six months period ended June 30, 2006
	FMC - AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total
Operating Activities:
Net income (loss)	$245,533	$(493)	$142,175	$279,659	$(421,341)	$245,533
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(220,017)	—	(197,202)	—	417,219	—
Settlement of shareholder proceedings	—	—	—	—	(870)	(870)
Depreciation and amortization	743	14,143	—	134,204	(7,271)	141,819
Change in minority interest	—	—	—		8,343	8,343
Change in deferred taxes, net	(14,564)	(2,185)	—	(17,879)	14,019	(20,609)
(Gain) loss on sale of fixed assets and investments	—	(28)	—	6,151	—	6,123
Compensation expense related to stock options	7,093	—	—	—	—	7,093
Cash inflow (outflow) from hedging	—	127	—	(127)	—	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(5,079)		47,228		42,149
Inventories	—	(19,640)	—	(40,736)	5,423	(54,953)
Prepaid expenses and other current and non-current assets	34,619	(6,318)	25,700	(60,858)	(35,930)	(42,787)
Accounts receivable from/ payable to related parties	(14,667)	22,079	31,568	(38,344)	7,470	8,106
Accounts payable, accrued expenses and other current
and non-current liabilities	(4,598)	19,974	16,545	6,275	4,887	43,083
Income tax payable	546	—	(36,684)	52,625	2,169	18,656
Tax payments related to divestitures and acquisitions	—	—	—	(74,607)	—	(74,607)
Net cash provided by (used in) operating activities	34,688	22,580	(17,898)	293,591	(5,882)	327,079

Investing Activities:
Purchases of property, plant and equipment	(49)	(13,515)	—	(164,721)	4,881	(173,404)
Proceeds from sale of property, plant and equipment	81	219	—	13,200	—	13,500
Disbursement of loans to related parties	(307,253)	65	(3,131,698)	—	3,438,886	—
Acquisitions and investments, net of cash acquired	124	—	—	(4,194,429)	(248)	(4,194,553)
Proceeds from divestitures	—	—	—	505,386	—	505,386
Net cash (used in) provided by investing activities	(307,097)	(13,231)	(3,131,698)	(3,840,564)	3,443,519	(3,849,071)

Financing Activities:
Short-term borrowings, net	(19,511)	(8,252)	—	3,734	—	(24,029)
Long-term debt and capital lease obligations, net	108,167	(861)	1,899,856	4,675,385	(3,438,886)	3,243,661
Increase of accounts receivable securitization program	—	—	—	130,750	—	130,750
Proceeds from exercise of stock options	19,362	—	—	2,263	—	21,625
Proceeds from conversion of preference shares into ordinary shares	306,912	—	—	—	—	306,912
Dividends paid	(153,720)	—		(1,133)	1,133	(153,720)
Capital Increase	—	—	1,250,000	(1,250,248)	248	—
Change in minority interest	—	—	(260)	(5,767)	—	(6,027)
Net cash provided by (used in) financing activities	261,210	(9,113)	3,149,596	3,554,984	(3,437,505)	3,519,172

Effect of exchange rate changes on cash and cash equivalents	11,288	10	—	7,710	(132)	18,876

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	89	246	—	15,721	—	16,056
Cash and cash equivalents at beginning of period	1	26	—	85,050	—	85,077
Cash and cash equivalents at end of period	$90	$272	$—	$100,771	$—	$101,133

	For the six months period ended June 30, 2005
	FMC - AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$223,475	$2,758	$132,869	$266,942	$(402,569)	$223,475
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(177,183)	—	(148,325)	—	325,508	—
Depreciation and amortization	975	14,733	—	113,081	(7,461)	121,328
Change in deferred taxes, net	(4,943)	1,571	—	13,035	10,883	20,546
(Gain) loss on sale of fixed assets	—	(224)	—	816	—	592
Compensation expense related to stock options	832	—	—	—	—	832
Cash (outflow) inflow from hedging	—	(460)	—	460	—	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(16,052)	—	(25,509)	—	(41,561)
Inventories	—	(16,271)	—	(18,884)	5,412	(29,743)
Prepaid expenses and other current and non-current assets	12,334	(3,954)	1,779	(90,760)	54,097	(26,504)
Accounts receivable from/ payable to related parties	(39,473)	(10,949)	18,618	39,883	(5,740)	2,339
Accounts payable, accrued expenses and other current and non-current liabilities	(1,035)	36,034	370	(7,507)	8,797	36,659
Income tax payable	(912)	854	(10,304)	(29,481)	—	(39,843)
Net cash provided by (used in) operating activities	14,070	8,040	(4,993)	262,076	(11,073)	268,120

Investing Activities:
Purchases of property, plant and equipment	(53)	(9,562)	—	(102,923)	7,961	(104,577)
Proceeds from sale of property, plant and equipment	—	871	—	6,256	—	7,127
Disbursement of loans to related parties	89,912	64	11,653	—	(101,629)	—
Acquisitions and investments, net of cash acquired	(15,727)	—	—	(51,636)	15,649	(51,714)
Net cash provided by (used in) investing activities	74,132	(8,627)	11,653	(148,303)	(78,019)	(149,164)

Financing Activities:
Short-term borrowings, net	39,575	1,413	—	(28,373)	—	12,615
Long-term debt and capital lease obligations, net	(361)	(809)	(6,400)	(121,851)	101,629	(27,792)
Decrease of accounts receivable securitization program	—	—	—	27,235	—	27,235
Proceeds from exercise of stock options	8,042	—	—	—	—	8,042
Dividends paid	(137,487)	—	—	(1,504)	1,504	(137,487)
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	15,650	(15,650)	—
Change in minority interest	—	—	(260)	—	1,169	909
Net cash (used in) provided by financing activities	(90,231)	604	(6,660)	(108,843)	88,652	(116,478)

Effect of exchange rate changes on cash and cash equivalents	(122)	(2)	—	(4,391)	440	(4,075)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(2,151)	15	—	539	—	(1,597)
Cash and cash equivalents at beginning of period	2,152	32	—	56,782	—	58,966
Cash and cash equivalents at end of period	$1	$47	$—	$57,321	$—	$57,369

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2006 and 2005

Financial Condition and Results of Operations

You should read the following discussion and analysis of the results of our operations in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our annual Report on Form 20-F/A for the year ended December 31, 2005.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “outlook” and similar expressions are generally intended to identify forward looking statements. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. Important factors that could contribute to such differences are noted in our Annual Report on Form 20-F/A for the year ended December 31, 2005 in the “Risk Factors” section, “Business Overview” in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8.A.7. Legal Proceedings.” These risks, uncertainties, assumptions, and other factors include, among others, the following:

•                  litigation and regulatory compliance risks;

•                  investigations by federal and state regulatory and enforcement agencies;

•                  dependence on government reimbursements for dialysis services;

•                  changes in reimbursement and utilization for our dialysis care and separately reimbursed pharmaceuticals;

•                  the influence of managed care organizations and healthcare reforms;

•                  product liability risks;

•                  risks relating to the integration of the RCG and other acquisitions and our dependence on additional acquisitions; and

•                  general economic and other market conditions and currency exchange fluctuations.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., we also perform clinical laboratory testing and provide inpatient dialysis services, hemoperfusion, therapeutic apheresis and other services under contract to hospitals. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $50 billion worldwide market with expected annual patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precedes the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. Recent changes in Medicare reimbursement for dialysis services are described below. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

For a discussion of the Medicare composite rate for reimbursement of dialysis treatments, see Item 4, Section B, “Business Overview — Regulatory and Legal Matters — Reimbursement” in our Annual Report on Form 20-F/A for the year ended December 31, 2005, and Part I, Item 2, “Overview” in our Quarterly Report on Form 6-K for the quarter ended March 31, 2006.

On November 9, 2005, CMS announced a new national monitoring policy for claims for Epogen and Aranesp for ESRD patients treated in renal dialysis facilities. Previously, claims for Epogen reimbursement were subject to focused CMS review when the ESRD patient’s hematocrit level reached 37.5 or more. In the new monitoring policy, CMS recognized that there is considerable natural variability in individual patient hematocrit levels which makes it difficult to maintain a hematocrit level within a narrow range. Consequently, CMS will not initiate monitoring of claims until the patient’s hematocrit level reaches 39.0 (hemoglobin of 13.0). Under the new monitoring policy, for services furnished on or after April 1, 2006, CMS expects a 25 percent reduction in the dosage of Epogen or Aranesp administered to ESRD patients whose hematocrit exceeds 39.0 (or hemoglobin exceeds 13.0). If the dosage is not reduced by 25 percent, payment will be made by CMS as if the dosage reduction had occurred. This payment reduction may be appealed under the normal appeal process. In addition, effective April 1, 2006,

CMS limits Epogen and Aranesp reimbursement to a maximum per patient per month aggregate dose of 500,000 IU for Epogen and 1500 mcg for Aranesp. We have implemented CMS’s new Epogen and Aranesp monitoring policy. It has had a slightly negative impact on our second quarter operating results. The administration of EPO represented approximately 23% and 24% of total North America dialysis care revenue for the six-month periods ending June 30, 2006 and June 30, 2005, respectively.

Our operations are organized geographically and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our management board members responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Accordingly, these items are not included in our analysis of segment results but are discussed separately below under the heading “Corporate”. The RCG acquisition was completed on March 31, 2006 and RCG’s operations are included in our results commencing April 1, 2006. For information regarding the anticipated effects of the RCG acquisition for the year ending December 31, 2006, see “Liquidity and Capital Resources — Outlook” below.

Results of Operations

The following table summarizes our financial performance and certain operating results by segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the three months ended June 30,		For the six months ended June 30,
	(unaudited) (in millions)		(unaudited) (in millions)
	2006	2005	2006	2005
Total revenue
North America	$1,561	$1,127	$2,754	$2,216
International	618	561	1,186	1,094
Totals	2,179	1,688	3,940	3,310

Inter-segment revenue
North America	-	-	-	1
International	14	14	28	26
Totals	14	14	28	27

Total net revenue
North America	1,561	1,127	2,754	2,215
International	604	547	1,158	1,068
Totals	2,165	1,674	3,912	3,283

Amortization and depreciation
North America	51	35	86	69
International	29	26	55	52
Totals	80	61	141	121

Operating income
North America	283	157	447	304
International	109	92	205	174
Corporate	(20)	(11)	(36)	(20)
Totals	372	238	616	458

Interest income	9	4	14	6
Interest expense	(109)	(47)	(170)	(91)
Income tax expense	(135)	(79)	(206)	(149)
Minority interest	(7)	-	(8)	(1)
Net Income	$130	$116	$246	$223

Three months ended June 30, 2006 compared to three months ended June 30, 2005

Key Indicators for Consolidated Financial Statements

	Three months	Three months	Change in %
	ended June 30,	ended June 30,		at constant
	2006	2005	as reported	exchange rates

Number of treatments	6,160,236	4,895,592	26%

Same market treatment growth in %	3.6%	4.9%

Revenue in $ million	2,165	1,674	29%	30%

Gross profit as a % of revenue	33.7%	33.3%

Selling, general and administrative costs as a % of revenue	17.7%	18.3%

Net income in $ million	130	116	12%

The number of treatments in the second quarter of 2006 represents an increase of 26% over the same period in 2005. Same store treatment growth contributed 4%, the RCG acquisition, net of Federal Trade Commission (“FTC”) mandated divestitures of 105 clinics consisting of both the Company’s clinics (the “legacy clinics”) and former RCG clinics (together the  “Divestitures”) contributed 21%, and additional growth of 2% came from other acquisitions. This was partially offset by the 1% effects of other sold or closed clinics.

At June 30, 2006, we owned, operated or managed 2,078 clinics compared to 1,645 clinics at June 30, 2005. During the second quarter of 2006, we acquired 361 clinics including the clinics acquired from RCG net of the Divestitures, opened 25 clinics and combined or closed 6 clinics. The number of patients treated in clinics that we own, operate or manage increased by 26% to 161,675 at June 30, 2006 from 128,186 at June 30, 2005. Average revenue per treatment for world-wide dialysis services increased to $268 from $245 mainly due to the world-wide improved revenue rate per treatment and the RCG acquisition.

Net revenue increased for the quarter ended June 30, 2006 over the comparable period in 2005 due to growth in revenue in both dialysis care and dialysis products and the net effects of the RCG acquisition.

Dialysis care revenue grew by 38% to $1,652 million (38% at constant exchange rates) in the second quarter of 2006 mainly due to the RCG acquisition net of the Divestitures (27%), increased revenue per treatment (6%) and the growth in same market treatments (4%) combined with other acquisitions (1%).

Dialysis product revenue increased by 9% to $514 million (9% at constant exchange rates) in the same period mainly as a result of increased machine and hemodialysis disposables sales.

The increase in gross profit margin is primarily a result of higher treatment rates and treatment volumes in North America, the effects of the RCG acquisition net of the Divestitures and favorable operational performance in Latin America partially offset by higher personnel expenses in North America and growth in regions with lower gross margins. Depreciation and amortization expense for the second quarter of 2006 was $80 million compared to $61 million for the same period in 2005.

Selling, general and administrative (“SG&A”) costs increased from $306 million in the second quarter of 2005 to $383 million in the same period of 2006. Selling, general and administrative costs as a percentage of sales decreased from 18.3% in the second quarter of 2005 to 17.7% in the same period of 2006. The percentage decrease is mainly due to growth in regions with lower SG&A as a percentage of revenue and the effects of restructuring costs incurred in Japan in 2005 partially offset by legal expenses for patent litigation and the additional compensation expense incurred as a result of the adoption of the change for accounting for stock options.

Bad debt expense for the second quarter 2006 was $48 million compared to $35 million for 2005, increasing slightly to 2.2% of revenue for the three-month period ending June 30, 2006 as compared to 2.1% of sales for the same period in 2005.

Operating income increased from $238 million in the second quarter of 2005 to $372 million in 2006 mainly as a result of the RCG acquisition, a $39 million gain on the sale of legacy clinics and the decrease in SG&A as a percentage of sales, partially offset by the impact of RCG integration costs of $3 million, transformation costs of $1 million and the increase in compensation cost of $3 million as a result of the adoption of FAS123(R) in 2006. Operating income margin increased from 14.2% for the period ending June 30, 2005 to 17.2% for the same period in 2006. The gain on the sale of the legacy clinics contributed approximately 1.8% to operating income while the aforementioned integration charges and increased compensation cost had a combined negative impact of approximately 0.3%.

Income tax expense increased from $79 million for the three-month period ending June 30, 2005 to $135 million for the same period in 2006 mainly due to a $44 million tax expense related to the profit on the sale of the legacy clinics.

Interest expense increased from $47 million for the second quarter in 2005 to $109 million for the same period in 2006 mainly as a result of increased debt due to the RCG acquisition.

Minority interest increased by $7 million as a result of the number of entities acquired in the RCG acquisition that were not wholly owned.

Net income increased from $116 million in the three-month period ending June 30, 2005 to $130 million in the same period in 2006 despite the after-tax effects of the $1 million costs relating to the accounting change for stock options, the $2 million costs relating to the integration of the RCG acquisition, and the $1 million costs related to the transformation and the $5 million net loss on the sale of the legacy clinics.

We employed 58,394 people as of June 30, 2006 compared to 50,250 as of December 31, 2005, an increase of 16.2% mainly due to the RCG acquisition.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	Three months ended June 30, 2006	Three months ended June 30, 2005	Change in %

Number of treatments	4,462,618	3,355,159	33%

Same market treatment growth in %	1.6%	3.6%

Revenue in $ million	1,561	1,127	38%

Depreciation and amortization in $ million	51	35	48%

Operating income in $ million	283	157	80%
Operating income margin in %	18.1%	14.0%

Revenue

Treatments increased by 33% for the three-month period ending June 30, 2006 as compared to the same period in 2005 mainly due to the RCG acquisition (31%), same market growth (2%), other acquisitions (1%) partially offset by sold or closed clinics (1%). At June 30, 2006, 117,830 patients (a 33% increase over the same period in the prior year) were being treated in the 1,540 clinics that we own or operate in the North America segment, compared to 88,569 patients treated in 1,147 clinics at June 30, 2005. The average revenue per treatment in the second quarter increased from $292 in 2005 to $314 during 2006. In the U.S., the average revenue per treatment increased from $294 for the second quarter 2005 to $317 in the second quarter 2006. The improvement in the revenue rate per treatment is primarily due to increases in improved commercial payor contracts, increases in the dialysis treatment reimbursement rates including the 1.6% legislated increase from Medicare, the transfer of Medicare drug reimbursements for separately billable items into the composite rate (see Overview above) and the effects of the RCG acquisition. The RCG acquisition contributed $3 revenue per treatment.

Net revenue for the North America segment for the second quarter 2006 increased as a result of increases in dialysis care revenue by 43% from $1,000 to $1,428 million and product sales revenue by 5% from $127 million to $133 million.

The 43% increase in dialysis care revenue was driven by a 33% increase as a result of the effects of the RCG acquisition net of the Divestitures, by same market treatment growth of 2% and 1% resulting from other acquisitions. In addition, revenue per treatment improved 7%.  The administration of EPO represented approximately 22% and 24% of total North America dialysis care revenue for the three-month periods ending June 30, 2006 and June 30, 2005, respectively.

The product revenue increase was driven mostly by increased sales volume of machines and dialyzers.

Operating Income

Operating income increased by 80% from $157 million for the three-month period ended June 30, 2005 to $283 million for the same period in 2006 primarily due to the $39 million gain on the divestiture of legacy clinics, the effects of the acquisition of RCG net of the Divestitures, increased treatments, increased revenue per treatment and a higher volume of products sold.  Operating income margin increased from 14.0% for the second quarter in 2005 as compared to 18.1% for the same period in 2006.  Operating income margin increased as a result of the gain from the sale of the legacy clinics (2.5%), the effects of the RCG acquisition, increased treatment volume, increased revenue per treatment and increased product sales, partially offset by RCG integration costs, higher personnel expenses and higher delivery costs due to higher fuel prices.  Cost per treatment increased to $263 in 2006 from $253 in 2005.

International Segment

Key Indicators for International Segment

			Change in %
	Three months ended June 30, 2006	Three months ended June 30, 2005	as reported	at constant exchange rates

Number of treatments	1,697,618	1,540,433	10%

Same market treatment growth in %	7.9%	7.9%

Revenue in $ million	604	547	11%	11%

Depreciation and amortization in $ million	29	26	9%

Operating income in $ million	109	92	18%
Operating income margin in %	18.0%	16.8%

Revenue

Treatments increased by 10% for the three-month period ending June 30, 2006 over the same period in 2005 mainly due to same market growth (8%) and acquisitions (4%) partially offset by sold or closed clinics (2%). As of June 30, 2006, 43,845 patients (an 11% increase over the same period in the prior year) were being treated at 538 clinics that we own, operate or manage in the International segment compared to

39,617 patients treated at 498 clinics at June 30, 2005.  The average revenue per treatment increased to $132 ($133 at constant exchange rates) from $130 due to increased reimbursement rates partially offset by the strengthening of the U.S. dollar against local currencies.

The increase in net revenues for the International segment for the three-month period ending June 30, 2006 over the same period in 2005 resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 1% offset 2% by closed or sold clinics. Organic growth during the period was 12% at constant exchange rates.

Including the effects of the acquisitions, European region revenue increased 8% (9% at constant exchange rates), Latin America region revenue increased 23% (19% at constant exchange rates), and Asia Pacific region revenue increased 12% (13% at constant exchange rates).

Total dialysis care revenue for the International segment increased during the second quarter of 2006 by 12% (13% at constant exchange rates) to $224 million in 2006 from $200 million in the same period of 2005. This increase is a result of organic growth of 8%, a 3% increase in contributions from acquisitions and 2% as a result of a revenue per treatment increase partially offset by approximately 1% due to exchange rate fluctuations.

Total dialysis product revenue for the second quarter of 2006 increased by 10% (10% at constant exchange rates) to $380 million.

Operating Income

Our operating income increased by 18% to $109 million primarily as a result of an increase in treatment volume and in volume of products sold. Operating margin increased from 16.8% to 18.0%.  The main causes for the margin increase were improvements in our operations in Latin America, favorable currency development of local currency in the Asia Pacific region for purchases of goods invoiced in euro and the effects of restructuring costs incurred in Japan in 2005.

Corporate

We do not allocate “corporate costs” to our segments in calculating segment operating income as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

Total corporate operating loss was $20 million in the quarter ended June 30, 2006 compared to an operating loss of $11 million in the same period of 2005. This increase includes approximately $3 million due to the adoption of the change in accounting for stock compensation, $1 million costs related to the transformation and increased legal expenses for patent litigation.

The following discussions pertain to our total Company costs.

Interest

Interest expense for the second quarter of 2006 increased 135% to $109 million as compared to $46 million in the same period in 2005 mainly due to the increased debt incurred in conjunction with the RCG acquisition.

Income Taxes

The effective tax rate for the quarter ended June 30, 2006 was 49.6% compared to 40.4% during the same period in 2005. As a result of the differences of book and tax basis for the divested legacy clinics, we recorded a book gain of approximately $39 million while recording tax expense of approximately $44 million on the transaction. This resulted in an increase of the effective tax rate of approximately 11.7% for the three-month period ending June 30, 2006.

Six months ended June 30, 2006 compared to six months ended June 30, 2005

Key Indicators for Consolidated Financial Statements

			Change in %
	Six months ended June 30, 2006	Six months ended June 30, 2005	as reported	at constant exchange rates

Number of treatments	11,182,080	9,612,374	16%

Same market treatment growth in %	4.3%	4.7%

Revenue in $ million	3,912	3,283	19%	20%

Gross profit in % of revenue	33.4%	32.5%

Selling, general and administrative costs in % of revenue	18.0%	17.7%

Net income in $ million	246	223	10%

In the six months ended June 30, 2006, we provided 11,182,080 million treatments. This represents an increase of 16% over the same period in 2005. The RCG acquisition, net of the Divestitures contributed approximately 11%. Same market treatment growth was approximately 4% with additional growth of 2% from other acquisitions reduced by approximately 1% due to closed or sold clinics.  During the first six months of 2006, we acquired 369 clinics including the clinics acquired from RCG net of the Divestitures, opened 41 clinics and closed or sold 12 clinics, not including the Divestitures. Average revenue per treatment for world-wide dialysis services increased from $246 to $262 mainly due to worldwide improved reimbursement rates, partially offset by unfavorable currency developments.

Net revenue increased by 19% (20% at constant rates) for the six months ended June 30, 2006 over the comparable period in 2005 due to growth in revenue in both dialysis care and dialysis products and the effects of the acquisition of RCG net of the Divestitures.

Dialysis care revenue grew by 24% to $2,924 million (24% at constant exchange rates) in the first six months of 2006 mainly due to the RCG acquisition net of the Divestitures (14%), growth in same market treatments (4%), higher revenue rates 5%), and other acquisitions (1%).  Dialysis product revenue increased by 7% to $988 million (10% at constant exchange rates) in the same period.

Gross profit margin improved to 33.4% in the six months ended June 30, 2006 from 32.5% for 2005. The increase is primarily a result of the effects of the RCG acquisition net of the Divestitures, higher treatment rates in North America, favorable operational performance in Latin America and operating improvements in the Asia Pacific region partially offset by higher personnel expenses in North America and growth in regions with low gross profit margins.  Depreciation and amortization expense for the period ended June 30, 2006 was $141 million compared to $121 million for the same period in 2005.

Selling, general and administrative costs increased from $581 million in the first six months of 2005 to $705 million in the same period of 2006. Selling, general and administrative costs as a percentage of sales increased from 17.7% in the six months ended June 30, 2005 to 18.0% in the same period of 2006. The increase is mainly due to the increase in compensation cost as a result of adoption of FAS123(R) in 2006, cost of integration of RCG, cost of transformation of the Company’s legal form, higher personnel expenses in North America, and increased legal costs due to patent litigation. These were partially offset by reductions of SG&A costs as a percentage of sales in the International segment and growth in regions with lower SG&A as a percentage of sales.

Bad debt expense for the first six months in 2006 was $78 million compared to $65 million in 2005, both representing 2.0% of revenues for their respective periods.

Operating income increased from $458 million in the first half of 2005 to $616 million in the first half of 2006. Operating income margin increased from 14.0% for the period ending June 30, 2005 to 15.7% for the same period in 2006. The gain on sale of legacy clinics contributed $39 million (1%) of the increase. The increase was partially offset by approximately 0.3% due to the charges for RCG integration, the cost of transformation of the Company’s legal form and the additional compensation costs incurred as a result of adopting FAS123(R) in 2006.

Interest expense increased from $91 million for the six-month period ending June 30, 2005 to $170 million for the same period in 2006 mainly as a result of increased debt due to the RCG acquisition and the write off of unamortized fees approximating $15 million related to our 2003 Credit Agreement which was replaced by the 2006 Credit Agreement in conjunction with the acquisition of RCG.

Net income for the period was $246 million compared to $223 million in 2005 despite the effects of the $3 million costs relating to the accounting change for stock options, the $2 million costs relating to the integration of the RCG acquisition, the $1 million costs related to the transformation and the $9 million write off of fees related to our 2003 credit agreement and the $5 million net loss on the sale of the legacy clinics.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	Six months ended June 30, 2006	Six months ended June 30, 2005	Change in %

Number of treatments	7,838,524	6,605,269	19%

Same market treatment growth in %	2.0%	3.7%

Revenue in $ million	2,754	2,215	24%

Depreciation and amortization in $ million	86	69	26%

Operating income in $ million	447	304	47%
Operating income margin in %	16.2%	13.7%

Revenue

Treatments increased by 19% for the six-month period ending June 30, 2006 as compared to the same period in 2005 mainly due to the RCG acquisition (16%), same market growth (2%), and other acquisitions (1%). The average revenue per treatment increased from $291 in 2005 to $311 in 2006. In the U.S., average revenue per treatment increased from $293 for the first half of 2005 to $314 in the first half of 2006.

Net revenue for the North America segment for the first six months of 2006 increased by 24% because dialysis care revenue increased by 26% from $1,969 million to $2,487 million and products sales increased by 8% to 267 million.

Dialysis care revenue in the six-month period ending June 30, 2006 increased by 26%, driven by 16% as a result of the effects of the RCG acquisition combined with favorable treatment volume and dialysis treatment rates that resulted in organic revenue growth of 9% and the impact of other acquisitions of 1%.  The 19% increase in treatments was the result of the RCG acquisition 16%, same market treatment growth of 2% and a 1% increase resulting from other acquisitions. For the first six months of 2006, the administration of EPO represented approximately 23% of total North America Dialysis Care revenue as compared to 24% in the prior year.

The Product revenue increase was driven mostly by increased sales volume of machines and dialyzers.

Operating income

Operating income increased by 47% from $304 million for the first half of 2005 to $447 million due to increased treatments and a higher volume of products sold.  Operating margin increased from 13.7% for the first six months of 2005 to 16.2% for the same period in 2006 mostly as a result of the effects of the RCG acquisition net of Divestitures, increased treatment volume, improvement in revenue rates and increased product sales partially offset by higher personnel expenses, higher delivery costs due to higher fuel prices and higher bad debt expense.  Cost per treatment increased from $253 in 2005 to $263 in 2006.

International Segment

Key Indicators for International Segment

			Change in %
	Six months ended June 30, 2006	Six months ended June 30, 2005	as reported	at constant exchange rates

Number of treatments	3,343,556	3,007,105	11%

Same market treatment growth in %	9.1%	6.9%

Revenue in $ million	1,158	1,068	8%	12%

Depreciation and amortization in $ million	55	52	5%

Operating income in $ million	205	174	17%
Operating income margin in %	17.7%	16.3%

Revenue

Treatments increased by 11% for the six-month period ending June 30, 2006 over the same period in 2005 mainly due to same market growth (9%) and acquisitions (4%) partially offset by sold or closed clinics (2%). In the first six months of 2006, the average revenue per treatment remained unchanged at $131 (increased to $134 at constant exchange rates) compared to the same period in 2005 primarily due to the strengthening of the U.S. dollar against local currencies.

The 8% increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Organic growth during the period was 12% at constant exchange rates partially offset due to the strengthening of the U.S. dollar against local currencies.

Total dialysis care revenue increased during the first six months of 2006 by 11% (14% at constant exchange rates) to $437 million in 2006 from $394 million in the same period of 2005. This increase is primarily a result of organic growth of 11% and a 3% increase in contributions from acquisitions, partially offset by 3% due to exchange rate fluctuations.

Total dialysis product revenue for the first six months of 2006 increased by 7% (10% at constant exchange rates) to $721 million.

Including the effects of acquisitions, European region revenue increased 5% (10% at constant exchange rates), Latin America region revenue increased 24% (19% at constant exchange rates), and Asia Pacific region revenue increased 12% (14% decrease at constant exchange rates).

Operating income

Operating income in the International Segment increased from $174 million in the first half of 2005 to $205 million for the same period in 2006 primarily as a result of an increase in treatment volume and in volume of products sold.  The operating margin increased from 16.3% in the first six months of 2005 to 17.7% for the same period in 2006. The main causes for the margin increase were improvements in our operations in Latin America and Asia Pacific, the collections on previously written off receivables, and lower bad debt expense partially offset by income associated with the cancellation of a distribution agreement and patent litigation settlement in 2005. In addition, restructuring costs in Japan negatively impacted the six-month period ending June 30, 2005.

Corporate

We do not allocate “corporate costs” to our segments in calculating segment operating income as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

Total corporate operating loss was $36 million in the six months ended June 30, 2006 compared to $20 million in the same period of 2005. This increase in losses includes approximately $7 million due to the adoption of the change in accounting for stock compensation, approximately $2 million in transformation costs and increased legal fees due to patent litigation.

The following discussions pertain to our total Company costs.

Interest

Interest expense for the first six months of 2006 increased 87% to $170 million from $91 million in the same period in 2005 due to a increased debt level relating to the acquisition of RCG and the $15 million write off of fees related to our 2003 credit agreement.

Income Taxes

The effective tax rate for the six months ended June 30, 2006 was 44.8% compared to 39.8% during the same period in 2005. As a result of the differences of book and tax basis for the divested legacy clinics, we recorded a book gain of approximately $39 million while recording a tax expense of approximately $44 million on the transaction. This resulted in an increase of the effective tax rate of approximately 6.3% for the six-month period ending June 30, 2006.

LIQUIDITY AND CAPITAL RESOURCES

Six months ended June 30, 2006 compared to six months ended June 30, 2005

Liquidity

We require capital primarily to acquire and develop free standing renal dialysis centers, to purchase property for new renal dialysis centers and production sites, equipment for existing or new renal dialysis centers and production centers and to finance working capital needs. At June 30, 2006, our working capital was $885 million; cash and cash equivalents $101 million; and our current ratio was 1.4.

Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of equity securities and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 75% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers.  For the period ended June 30, 2006, approximately 38% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Overview,” above, for a discussion of recent Medicare reimbursement rate changes. Furthermore cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. Should this payment cycle lengthen, then this could have a material adverse effect on our capacity to generate cash flow.

The accounts receivable balance at June 30, 2006 and December 31 2005, net of valuation allowances, represented approximately 75 and 82 days of net revenue, respectively. This favorable development is mainly a result of extension of an electronic billing program and more favorable payment terms in payor contracts in the U.S. and our management effort to improve collection of receivables. The development of days sales outstanding by operating segment is shown in the table below.

Development of Days Sales Outstanding

	June 30,	December 31,
	2006	2005

North America	59	63
International	119	120
Total	75	82

2006 Credit Agreement

We are party to a $4.6 billion syndicated credit facility (the “2006 Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) that closed on March 31, 2006 and replaced the existing credit facility (the “2003 Credit Agreement”). The new credit facility consists of:

•             a 5-year $1  billion revolving credit facility (of which up to $0.25 billion is available for letters of credit, up to $0.3 billion is available for borrowings in certain non-U.S. currencies, up to $0.15 billion is available as swing lines in U.S. dollars, up to $0.25 billion is available as a competitive loan facility and up to $0.05 billion is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $1 billion) which will be due and payable on March 31, 2011.

•             a 5-year term loan facility (“Loan A”) of $1.85 billion also scheduled to mature on March 31, 2011. The 2006 Credit Agreement requires 20 quarterly payments of $30 million each that permanently reduce the term loan facility beginning June 30, 2006 through  December 31, 2010. The remaining amount outstanding is due on March 31, 2011.

•             a 7-year term loan facility (“Loan B”) of $1.75 billion scheduled to mature on March 31, 2013. The terms of the 2006 Credit Agreement require 28 quarterly payments that permanently reduce the term loan facility. The repayment began June 30, 2006. The first 24 quarterly payments will be equal to one quarter of one percent (0.25%) of the original principal balance outstanding, payments 25 though 28 will be equal to twenty-three and one half percent (23.5%) of the original principal balance outstanding with the final payment due on March 31, 2013 subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date..

Interest on the new credit facilities will be at our option, depending on the interest periods chosen, at a rate equal to either (i) LIBOR plus an applicable margin or (ii) the higher of (a) BofA’s prime rate or (b) the Federal Funds rate plus 0.5%, plus an applicable margin.

The applicable margin is variable and depends on our Consolidated Leverage Ratio which is a ratio of our Consolidated Funded Debt less up to $0.03 billion cash and cash equivalents held by the Consolidated Group to Consolidated EBITDA (as these terms are defined in the 2006 Credit Agreement).

In addition to scheduled principal payments, indebtedness outstanding under the 2006 Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing accounts receivable facility and the issuance of subordinated debt other than certain intercompany transactions, certain issuances of equity securities and excess cash flow.

The 2006 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the 2006 Credit Agreement provides for a dividend restriction which is $240 million for dividends paid in 2007, and increases in subsequent years. The Company paid dividends of

$154 million in May of 2006 which was in compliance with the restrictions set forth in the 2006 Credit Agreement. In default, the outstanding balance under the 2006 Credit Agreement becomes immediately due and payable at the option of the Lenders. As of June 30, 2006, the Company is in compliance with all financial covenants under the 2006 Credit Agreement.

In conjunction with the 2006 credit facilities and the related variable rate based interest payments, we entered into interest rate swaps in the notional amount of $2.465 billion. These instruments, designated as cash flow hedges, effectively convert forecasted LIBOR-based interest payments into fixed rate based interest payments which fix the interest rate on $2.465 billion of the forecasted financing under the new senior credit facilities at 4.32% plus an applicable margin. These swaps are denominated in U.S. dollars and expire at various dates between 2008 and 2012.

We incurred fees of approximately $86 million in conjunction with the 2006 Credit Agreement which will be amortized over the life of the credit agreement and wrote off approximately $15 million in unamortized fees related to our 2003 Credit Agreement at March 31, 2006.

Other

We are also party to, through various direct and indirect subsidiaries, an Amended and Restated Subordinated Loan Note (the “Note”) entered into on March 31, 2006, with Fresenius AG (“FAG”) which amended the Subordinated Loan Note dated May 18, 1999.  Under the Note, we or our subsidiaries may request and receive one or more advances (each an “Advance”) up to an aggregate amount of $400 million during the period ending March 31, 2011. The Advances may be repaid and reborrowed during the period but FAG is under no obligation to make an advance. Each advance is repayable in full one, two or three months after the date of the Advance or any other date as agreed to by the parties to the Advance or, if no maturity date is so agreed, the Advance will have a one month term.

All Advances will bear interest at a variable rate per annum equal to LIBOR plus an applicable margin that is based upon the Consolidated Leverage Ratio, as defined in the 2006 Credit Agreement.  Advances are subordinated to outstanding loans under the 2006 Credit Agreement and all other indebtedness of the borrower or to which a borrower is a guarantor.

Advances were made on March 31, 2006 in the amount of $240 million, the proceeds of which were used in conjunction with the RCG acquisition and other corporate purposes. These advances were fully repaid in April and May of 2006.

Liquidity is also provided from short-term borrowings generated by selling interests in our accounts receivable (“A/R Facility”) which is available to us through October 19, 2006 and which is typically renewed annually subject to the availability of sufficient accounts receivable that meet certain criteria defined in the A/R Facility agreement with the third party funding corporation. A lack of availability of such accounts receivable could preclude us from utilizing the A/R Facility for our financial needs.

Additional long-term financing has been provided through our borrowings under the European Investment Bank (“EIB”) Agreement which was entered into on July 13, 2005 with the revolving portion terminating on July 12, 2013 and the term portion terminating on September 13, 2013. On June 15, 2006, the Company borrowed $116 million (€90 million) with an initial interest rate of 5.26% from the revolving credit line. The loan bears variable interest rates that change quarterly with FMC-AG KGaA having options to convert into fixed rates. The loan is secured by a bank guarantee and has customary covenants.

We also issued euro denominated notes (“Euro Notes”) on July 27, 2005 that provide long-term working capital through their maturity on July 27, 2009.

We are also party to letters of credit which have been issued under our 2006 Credit Agreement and by banks utilized by our subsidiaries.

From time to time, we also issue long-term securities (“Trust Preferred Securities”) which require the payment of fixed annual distributions to the holders of the securities. The current outstanding Trust Preferred Securities are mandatorily redeemable between 2008 and 2011.

Our 2006 Credit Agreement, EIB agreement, Euro Notes and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2006 Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operation leases) to Consolidated Fixed Charges as these terms are defined in the 2006 Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the 2006 Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $240 million in 2007, dividends paid in 2006 were $154 million) and make other restricted payments or create liens. In addition, we are limited as to the annual amounts of Consolidated Capital Expenditures we can incur ($600 million in 2006, exclusive of the RCG acquisition).

The breach of any of the covenants could result in a default under the 2006 Credit Agreement, the European Investment Bank Agreement, the Euro Notes or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness.  In default, the outstanding balance under the 2006 Credit Agreement becomes due at the option of the Lenders.  As of June 30, 2006, we are in compliance with all financial covenants under the 2006 Credit Agreement and our other financing agreements.

The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Item 8.A.7, “Financial Information – Legal Proceedings” in our Annual Report on Form 20-F for the year ended December 31, 2005) provides for payment by the Company of  $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.

We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing certain of these unfavorable determinations.

In conjunction with a disputed tax assessment in Germany, we made a $78 million payment to discontinue the accrual of additional non-tax deductible interest until the final resolution of the disputed assessment.  The US Internal Revenue Service (IRS) has completed its examination of FMCH’s tax returns for the calendar years 1997 through 2001 and FMCH has executed a Consent to Assessment of Tax. As a result of the disallowance by the IRS of tax deductions taken by FMCH with respect to certain civil settlement payments made in connection with the 2000 resolution of the Office of the Inspector General and US Attorney’s Office investigation and certain other deductions, we intend to pay in the third quarter of 2006 an IRS tax and accrued interest assessment of approximately $98 million. We plan to contest the IRS’s disallowance of FMCH’s civil settlement payment deductions and pursue recovery through IRS appeals and if necessary in the Federal courts of the tax and interest payment associated with such disallowance. An adverse determination in this litigation could have a material adverse effect on our financial condition and results of operations.

We may be subject to additional unfavorable adjustments and disallowances in connection with other ongoing audits.  If our objections and any final audit appeals are unsuccessful, we could be required to make additional Federal and state tax payments, including payments to state tax authorities reflecting the adjustments made in our Federal tax returns. With respect to other potential adjustments and disallowances of tax matters currently under review, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.

Analysis of Cash Flow

Operations

We generated cash from operating activities of $327 million in the first half of 2006 and $268 million in the comparable period in 2005, an increase of approximately 22% over the prior year. Cash flows were primarily generated by an increase in net income and improved accounts receivable collections. Cash flows were impacted principally by a reduction of days sales outstanding and a $41 million tax payment made in 2005 in the US. These effects were partially offset by tax payments of $45 million related to the divestiture of legacy clinics, $90 million for the divestiture of the RCG clinics and payments for increased interest costs for the increased debt related to the RCG acquisition as well as increased inventories partially offset by $60 million of tax benefit from the RCG stock option program. Cash flows were used mainly for investing (capital expenditures and acquisitions), and to pay down debt.

Investing

Cash used in investing activities increased from $149 million in the first half of 2005 to $3,849 million in the first half of 2006 mainly because of the payments for the acquisition of RCG of $4,160 million partially offset by the cash receipts of $505 million related to the divestiture of the 105 clinics. Additionally, in the period ending June 30, 2006, we paid approximately $35 million cash ($25 million in the North America segment and $10 million in the International segment) for other acquisitions consisting primarily of dialysis clinics. In the same period in 2005, we paid approximately $52 million ($40 million for the North American segment and $12 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.

Capital expenditures for property, plant and equipment net of disposals were $160 million in the period ending June 30, 2006 and $97 million in same period in 2005. In the first half of 2006, capital expenditures were $107 million in the North America segment and $53 million for the International segment. In 2005, capital expenditures were $50 million in the North America segment and $47 million for the International segment. The majority of our capital expenditures was used for the maintenance of existing clinics, equipping new clinics, and the maintenance and expansion of production facilities primarily in North America, Germany and France. Capital expenditures were approximately 4% of total revenue.

Financing

Net cash provided by financing was $3,519 million for the first half of 2006 compared to cash used in financing of $116 million for the first half of 2005 mainly due to the $4,160 million required for the RCG acquisition less the $505 million proceeds from the divestiture of the 105 clinics. Dividends in the amount of $154 million relating to 2005 were paid in the first half of 2006 compared to a similar payment of $137 million made in the first half of 2005 for 2004. Our external financing needs increased mainly due to the RCG acquisition and were partially offset by cash generated from operations. In addition, the conversion premium paid in connection with the conversion of preference shares to ordinary shares generated approximately $307 million cash. Cash on hand was $101 million at June 30, 2006 compared to $57 million at June 30, 2005.

Outlook

Acquisition and Divestitures

We believe the RCG acquisition and the related divestitures will be earnings neutral to slightly accretive in 2006 after excluding the transaction related expenses and accretive from 2007 onward.

The following is a statistical indicator for our operation at June 30, 2006 after giving effect to the RCG acquisition as if the RCG acquisition and related divestitures had occurred on January 1, 2006:

Treatments

For the period ended June 30, 2006 we delivered approximately 11.18 million dialysis treatments worldwide, which represents an increase of 16% year over year. North America accounted for 7.84 million treatments, an increase of 19%, and the International segment delivered 3.34 million treatments, an increase of 12% over last year. Giving effect to the RCG Acquisition and related divestitures as if they had occurred at January 1, 2006, we delivered approximately 12.17 million dialysis treatments worldwide, including 8.82 million dialysis treatments in North America.

Net Income

We intend to include in our reports financial information showing our results excluding the one-time costs related to the RCG acquisition, such as integration costs and the write-off of non-amortized prepaid financing fees, and excluding the additional costs related to the change of accounting principle for stock options (FAS 123(R)). We expect net income for 2006 calculated on this basis to be at least 15% higher than net income of $472 million in 2005 after excluding one time costs related to our transformation of legal form and costs associated with the settlement of shareholder lawsuits. We believe that providing such financial information that excludes the effects of these costs will better facilitate the comparability of our operating results for this year. Our presentation of Net Income excluding these costs should not be viewed as a substitute for a pro forma statement of operations prepared in accordance with the rules of the SEC for preparation of pro forma financial information.  For pro forma financial information showing the effects of the RCG acquisition and related divestitures on our results of operations, see Note 3 to our Consolidated Financial Statements included in this report.

The following table sets forth a reconciliation between our expected Net Income for 2006 and our actual Net Income for 2005 and our expected or actual Net Income for such years as adjusted for the foregoing expenses.

(Amounts in milions)	For year ending December 31,
	2006	2005
Net Income (Range estimated for 2006, actual for 2005) at least	502	455

Add back after tax effects of:
Transformation and settlement costs	1	17
RCG integration costs	14
Change in stock option compensation expense (FAS 123(R))	11
Write off of unamortized prepaid financing fees	9
Impact of FTC mandated clinic divesture	5
Outlook Net Income after add backs at least	542	472

% change over 2005 at least	15%

Investing

During 2006, we plan to make acquisitions excluding the Acquisition of RCG noted above, and capital expenditures, both together, in the range of $550 million including the acquisitions and capital expenditures made during the period ending June 30, 2006.

Debt covenant disclosure — EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $757 million, 19.4% of sales, for the period ending June 30, 2006. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Credit Agreement, our Euro Notes and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In additions, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in our annual report on Form 20-F/A for the year ended December 31, 2005. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of cash flow provided by operating activities to EBITDA is calculated as follows:

(000's)	For the six months ended June 30,
	2006	2005

Total EBITDA	$757,461	$579,416
Settlement of shareholder proceedings	(870)	—
Interest expense (net of interest income)	(155,496)	(84,927)
Income tax expense	(206,247)	(148,517)
Change in deferred taxes, net	(20,609)	20,546
Changes in operating assets and liabilities	14,254	(98,653)
Tax payments related to divestitures and acquisitsions	(74,607)	—
Compensation Expense	7,093	832
Other items, net	6,100	(577)

Net cash provided by operating activities	$327,079	$268,120

Recently Issued Accounting Standards

In June, 2006, the Financial Accounting Standards Board issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 Accounting for Income Taxes. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition: The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one of the following:

a)                 An increase in a liability for income taxes payable or a reduction of an income tax refund receivable;

b)                A reduction in a deferred tax asset or an increase in a deferred tax liability; or

c)                 Both (a) and (b).

An enterprise that presents a classified statement of financial position should classify a liability for unrecognized tax benefits as current to the extent that the enterprise anticipates making a payment within one year or the operating cycle, if longer. An income tax liability should not be classified as a deferred tax liability unless it results from a taxable temporary difference (that is, a difference between the tax basis of an asset or a liability as calculated using this Interpretation and its reported amount in the statement of financial position). FIN 48 does not change the classification requirements for deferred taxes.

Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in Statement 109 is not an appropriate substitute for the derecognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income is unchanged by FIN 48.

FIN 48 is effective for all fiscal years beginning after December 15, 2006. The Company is in the process of determining the potential impact of FIN 48, if any, on the Company’s consolidated financial statements.

ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

During the period ended June 30, 2006, no material changes occurred to the information presented in Item 11 of the Company’s Form 20-F/A annual report for the year ended December 31, 2005. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Form 20-F /A annual report for the year ended December 31, 2005.

ITEM 4

CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer of the Company’s general partner, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-14.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion.  During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

PART II
OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

Commercial Litigation

We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG.  At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy.  All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, we reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions.  Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation.  No admission of liability has been or will be made.  The Settlement Agreement has been approved by the U.S. District Court.  Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”, formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air to confirm our entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that it does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against it for alleged infringement of Baxter’s patents.  In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines.  Baxter filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that it willfully infringed on Baxter’s patents.  On July 17,

2006, the court entered judgement in our favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art.

Other Litigation and Potential Exposures

On May 31, 2005, RCG was served with a complaint in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and others similar situated, Plaintiff, vs. RCG, William P. Johnston, Gary Brukardt, Peter J. Grua, Joseph C. Hutts, Harry R. Jacobson, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray and C. Thomas Smith, Defendants. The complaint was brought by the plaintiff shareholder as a purported class action on behalf of all shareholders similarly situated. The complaints allege that RCG and its directors engaged in self-dealing and breached their fiduciary duties to RCG’s shareholders in connection with the merger agreement between RCG and the Company because, among other things, RCG used a flawed process, the existence of the previously disclosed subpoena from the Department of Justice, the lack of independence of one of RCG’s financial advisors and the existence of RCG’s supplemental executive retirement plan. RCG removed this case to federal court in June 2005.

The plaintiff filed an amended complaint asserting that RCG’sproxy statement distributed in connection with the solicitation of shareholder approval of the Merger Agreement makes material misrepresentations and omissions regarding the process by which the Merger Agreement was negotiated. Specifically, the Amended Complaint asserts that the proxy statement makes material misstatements or omissions regarding: (1) the reason why RCG’s management and Board engaged in a closed process of negotiating a potential merger with the Company and did not solicit potential competing bids from alternative purchasers; (2) the reason why RCG’s Board did not appoint a special committee to evaluate the fairness of the merger; (3) the alternatives available to RCG, including potential alternative transactions and other strategic business opportunities, which purportedly were considered by RCG’s Board during the strategic planning process the Board engaged in during the second half of 2004; (4) all information regarding conflicts of interest suffered by defendants and their financial and legal advisors as alleged therein; (5) all information regarding past investment banking services Bank of America performed for RCG and the Company and the compensation Bank of America received for those services; (6) the forecasts and projections prepared by RCG’s management for fiscal years 2005 through 2008 that were referenced in the fairness opinions by Morgan Stanley; (7) the estimates of transaction synergies provided by RCG’s management that were referenced in the fairness opinions by Morgan Stanley; and (8) information concerning the amount of money Bank of America and Morgan Stanley received in connection with the Acquisition.  We believe that the allegations in the pending complaint are without merit. The pending complaint sought to enjoin and prevent the parties from completing the merger. The pending complaint was remanded to Tennessee state court in September 2005. After consummation of the RCG merger, the court granted additional time for the plaintiffs to seek leave to amend the complaint.  We have been advised by counsel for the plaintiffs that they intend to seek leave to amend the complaint to state claims related to RCG’s stock option program.

FMCH and its subsidiaries, including RCG, received subpoenas from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation.  The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. We are cooperating with the government’s requests for information.  An adverse determination in this investigation could have a material adverse effect on our business, financial condition and results of operations.

FMCH and its subsidiaries, including RCG, have received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies.  We are cooperating with the government’s requests for information.  While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.

RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants.  The subpoena requires production of a broad range of documents relating to the RCG stock option program.  We are cooperating with the government’s requests for information.  The outcome and impact of this investigation cannot be predicted at this time.

From time to time, we are a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of our business.  Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

We, like other health care providers, conduct our operations under intense government regulation and scrutiny.  We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety.  We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws.  Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from our interpretations or the manner in which it conducts its business.  Enforcement has become a high priority for the federal government and some states.  In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions.  By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

We operate many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been and are currently subject to these suits due to the nature of our business and expect that those types of lawsuits may continue.  Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.

We have also had claims asserted against us and have had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. When appropriate, we have asserted our own claims, and claims for indemnification. A successful claim against us or any of our subsidiaries could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.

ITEM 4. Submission of Matters to a Vote of Security Holders.

Eight resolutions were presented for approval at the Annual General Meeting by the ordinary shareholders, as follows:

Voting results of the Ordinary Shareholders Meeting held on May 9, 2006

		Votes
	Resolution	In favor	Opposed	Abstention
1	Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA (previously Fresenius Medical Care Aktiengesellschaft) for the financial year 2005	58,193,748	3,120	153,206

2	Resolution on the application of profit	58,271,587	5,702	72,785

3	Resolution on the discharge of the Management Board	22,704,312	41,913	69,507

4	Resolution on the discharge of the Supervisory Board	22,705,202	41,781	68,749

5	Elections to the Supervisory Board and to the Joint Committee: Election of Dr. Gerd Krick	21,810,611	624,086	381,035

	Election of Dr. Dieter Schenk	21,994,312	577,586	243,834

	Election of Prof. Dr. Bernd Fahrholz	22,422,787	268,286	124,659

	Election of Mr. Walter L. Weisman	22,437,727	267,096	110,909

	Election of Mr. John Gerhard Kringel	22,438,015	266,783	110,934

	Election of Mr. William P. Johnston	22,473,666	225,690	116,376

6	Election of the Auditors and Group Auditors for the financial year 2006	22,709,409	12,589	93,734

7	Resolution on authorizing the granting of options to managerial staff members (Führungskräfte) and members of the management of Fresenius Medical Care AG & Co. KGaA or an affiliated company (Stock Option Plan 2006) and the creation of conditional capital to provide for the Stock Option Plan 2006 and consequent amendments to the Articles of Association	57,370,424	904,777	74,873

8	Resolution on the adjustment of existing Employee Equity Incentive Programs	58,202,565	61,716	85,793

ITEM 5. OTHER INFORMATION

At the Company’s Annual General Meeting (“AGM”) held May 9, 2006, the Company’s ordinary shareholders established by resolution the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (“2006 Plan”). For a description of the 2006 Plan, see Note 7 of the Notes to Consolidated Financial Statements.

At the AGM, the ordinary shareholders also approved certain amendments to the Company’s Articles of Association. These amendments established the conditional capital required for the issuance of ordinary shares under the 2006 Plan and also authorized creation of the two committees described in Part II, Item 1 of this Report - the Joint Committee of the Supervisory Boards of the Company and the general partner and the Audit and Corporate Governance Committee of the Company’s Supervisory Board.

Copies of the 2006 Plan and the Company’s Articles of Association as amended have been filed as exhibits to this Report.

ITEM 6. EXHIBITS

Exhibit No.	Item

10.1	Articles of Association of Fresenius Medical Care AG & Co. KGaA

10.2	Stock Option Plan 2006 of Fresenius Medical Care AG & Co. KGaA

31.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: August 11, 2006

FRESENIUS MEDICAL CARE AG & CO. KGaA

a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

	By:	/s/ DR. BEN LIPPS
Name: Dr. Ben Lipps
Title: Chief Executive Officer and
Chairman of the Management Board of the General
Partner

	By:	/s/ LAWRENCE A. ROSEN
Name: Lawrence A. Rosen
Title: Chief Financial Officer of the General Partner